2/13

03007153

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: SanCor Cooperativas Unidas

*CURRENT ADDRESS: ____________________

**FORMER NAME: ____________________

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

**NEW ADDRESS: ____________________

FILE NO. 82- 4476 FISCAL YEAR 6-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 3/5/03

Cooperativas Unidas Ltda.

ANNUAL REPORT AND FINANCIAL STATEMENTS AS OF JUNE 30, 2002 PRESENTED COMPARATIVELY WITH PRIOR YEAR, TOGETHER WITH THE AUDITOR'S REPORT AND THE STATUTORY AUDIT COMMITTEE'S REPORT

SERVICIOS DE AUDITORÍA Y ASESORAMIENTO EN NEGOCIOS

03 FEB 13 AM 7:21

82-4476

AR/S
6-30-02

ANNUAL REPORT
FISCAL YEAR 2001/2002

To our Member Cooperatives:

In compliance with current regulations and bylaws, we submit to your consideration this Report, Balance Sheet and Statement of Income for the fiscal year beginning July 1, 2001, and ended June 30, 2002.

THE DAIRY SECTOR, CURRENT SITUATION AND OUTLOOK

In the fiscal year under analysis, the Argentine dairy sector underwent profound changes. In the first half of the year, until December 2001, the Argentine economy remained within the general parameters that characterized the preceding ten years – though the recession deepened and the exchange rate imbalance grew worse – and the Argentine dairy industry worked under conditions very similar to the context immediately following the Brazilian devaluation. Milk production continued on a slight downward trend, dairy raw products continued to be diverted to the irregular industry, while domestic consumption remained reasonably strong even though the local economy was into its third year of recession. Domestic prices, at every stage of the value chain, fluctuated over a range that remained below the values of the prior year, due to the drop in economic activity we have already mentioned and to a decrease in international prices that became noticeable in September 2001.

In the second half of the fiscal year we are summarizing, the context was totally different. The deep devaluation of the Argentine peso had three direct effects on the dairy sector. In the first place, the fall in consumers' real income quickly translated into a deep drop in domestic consumption; it is expected that milk consumption in 2002 will be around 170 liters per person. Secondly, the devaluation and the increase in inflation reversed the profitability of dairy farming and the main grains produced in the Pampas region, which accelerated the rate of decline of primary production of milk. Despite this context of declining production and low international prices, the favorable exchange rate resulted in a sustained flow of exports, the value of which is likely to exceed the record obtained in 1999.

Prospects for the next year are strongly dependent on issues that broke out in the first half of 2002 but remain unresolved. As regards the national economy, each of the different possible behaviors of the exchange rate would create a different scenario for the sector.

All available indicators point to domestic consumption remaining very depressed in the next few months without even reaching the figures of the year before, already significantly below the average for the last few fiscal years. In these last few months, domestic price changes have been very disparate, with proportionally higher increases in tradable goods, which includes foodstuffs. This has resulted in a very large drop in the purchasing power of the lower income segment of consumers, which today represent 35% of the Argentine population. On this basis, there are certain to be significant qualitative and quantitative changes in the behavior of the domestic dairy products market.

For the reasons explained above, and even if the declining trend in milk production continues, many of the leading Argentine companies will increasingly focus on exports. The economic uncertainty afflicting Argentina and the financial system's inability to support production will continue in the next few months and this should be reflected in a weak value of the peso which will conduce to exports, even in a context of very low international prices.

Precisely, the behavior of international dairy product prices in the next few months is an issue of concern to the main exporters and market watchers. The decline in the values of the main commodities that began in September 2001 has leveled off but at values that are – in real terms – the lowest ever since statistics are kept. The short term outlook is that, due to the stocks known to be held by both importers and exporters, the adverse economic situation of some traditional importers and the imminent beginning of the high season for Oceania countries, price recoveries are probable expected only for the following year.

For the medium and long terms, Argentina has expectations that international trade will be considerably liberalized as a result of the multilateral negotiations under way in the framework of the World Trade Organization. However, we are keenly aware that such efforts will not have immediate impact and, accordingly, we also hope Argentina will make progress in other bilateral or regional negotiations that will secure more favorable conditions and thus increase the chance of entering markets, which would have positive effects on the Argentine dairy sector.

THE COMPANY'S WORK AND PERFORMANCE

In this fiscal year, SanCor's performance, like that of most Argentine companies, was deeply marked by the economic and political conditions in Argentina and the change in ground rules, which – especially since the devaluation process took place - forced the Cooperative to become flexible enough in every field to make adjustments, provide timely response, and in some cases desist from or postpone projects whose feasibility came into jeopardy.

A case in point was the projected integration with Asociación Unión Tamberos Cooperative Limitada, the majority shareholder of Milkaut S.A, which had been approved by the latest Member-Cooperative General Meeting, had got well under way and had to be postponed until the entities involved recover the financial positions and general situations necessary to carry it through, given that the foreseen financing was called off due to the developments in the economy and the financial sector occurred in Argentina since December last.

All sectors worked constantly towards the shared objective of improving mutual integration and efficiency at all levels. Accordingly, the Cooperative utilized all resources to the utmost and leveraged the strengths it has built in quality, productivity, technology, and brand and institutional image.

The quality of raw materials has improved not only as a result of the maximum levels obtained in their composition but also thanks to the progress made in the collection process which displayed our innovation and organization capabilities.

In the industrial domain, the flexibility achieved at the different industrial stages helped respond quickly to the changing needs of an increasingly complex market. In addition, the project on whey derivatives processing was carried out with a resolute proactive attitude, which has not only generated excellent commercial opportunities but has also inured to the benefit of primary production.

As to the Cooperative's performance in the domestic market, taking into account the limitations imposed by the contraction in consumption, marketing communication actions were carried out to reinforce the consumer relationship with our brand. The worsening of the economic crisis has required responses in line with the loss of purchasing power as well as changes in the habits of the general population.

On the other hand, SanCor has consolidated its presence in several foreign markets, thanks to the worldwide recognition gained by its products and the highly favorable context for Argentine exports.

This year, negotiations and a fluent communication were maintained with the representatives of the different production chain stages in order to agree on the industry benchmarks for the entire dairy sector. Based on a detailed analysis of the reality of Argentina's main milk production region, diagnoses on every aspect of the region were prepared and intervention priorities were set.

In sum, it has been a very difficult period that involved intensive activity and major decisions on matters affecting SanCor's field of competence. This will certainly strengthen the spirit of solidarity and the commitment of everyone working for this Cooperative.

SERVICE TO MEMBERS

To make institutional management more efficient, everything related to the daily actions and activities between the company and its member cooperatives has been centralized in this area.

In this regard, a proposal as to the supply of raw materials has been recently made in order to facilitate further the milk collection process in charge of member cooperatives and the production payment process, all in line with the current circumstances.

As to raw materials, the excellent levels of hygienic quality and composition have been maintained and, despite the adverse circumstances nationwide, the number of dairy farms falling within the "Plus" milk delivery category has increased thanks to the action of SanCor's Quality Assurance System.

Progress has been made in the resolution of technology issues. An example of such progress is a novelty development aimed at better using, at dairy farm level, the whey separated at the whey-derived ingredient production plant.

Considerable progress has also been made in the management of volumes contributed to the industrial sector, i.e. the transportation of volumes from dairy farms to production plants by minimizing inter-plant freight operations. Average output received by member cooperatives reached 3,960,000 liters daily.

As regards communication with members, contact has been maintained with all the regions and will certainly intensify in the course of the coming year.

The Assistance to Cooperatives area continued to deliver different types of services to the primary entities requesting so, intending to make a useful contribution in their adverse context. Other supplementary services of undeniable added value have also been offered, such as management consulting services and administrative, accounting and systems advisory services.

Likewise, control tasks at member cooperatives and actions aimed at consolidating the relationship with them continued. Other institutional actions were carried out, such as integration among primary cooperatives, amendment of cooperative bylaws, rules and regulations, and advisory services on related matters.

INDUSTRIAL POLICY

Actions by industrial operations have been oriented towards two profiles according to the reality of the country:

In the first half of the year, efforts towards adjusting operating costs to market possibilities continued. This involved working jointly and creatively, trying to leverage the existing human and technological potential in order to meet market requirements in terms of product mix fluctuations.

Whole powdered milk exports to Mexico, a major business in terms of the high volumes exported, high quality standards, delivery terms and plant licensing conditions, have shown our response capacity, which is the result of the technology investment made, training, employee commitment, operating synergy, and the use of quality management systems and teamwork.

This has been a period of structure reviews, conducted as part of the integration process undertaken, which have changed the course of the Cooperative's own programs as a result of the resource analysis made and the expectations at risk.

In the second half of the year, drastic adjustments have been required in all fronts. In the first place, we had to adapt to the availability of supplies in order to minimize problems in the domestic market. Then, we had to use the units with better response capacity and lower costs to optimize structures and mitigate collateral impact. We also had to use all the resources available to meet the various external market requirements, and adapt ourselves to the financial situation in terms of maintenance and investments. Finally, a program to replace imported supplies was implemented and ideas were contributed to differentiate products and reduce costs.

Faced with the change in the economic context, the different production units had to cut down specific expenses and act with more flexibility to complete the commercial plans successfully. The work of staff areas has been a valuable contribution in this regard.

As part of the whey processing project at AFISA, the technical phase of which was completed this period, the whey supplying plants adaptation process started.

COMMERCIAL POLICY

This year's commercial actions were affected by unfavorable trends and events at local and international level, which involved major changes.

As to the domestic market, by the middle of the period and in the fourth consecutive year of economic recession, the crisis triggered at the end of 2001 by the dramatic political, economic and social changes led to abandoning the projects, work plans and actions undertaken and quickly changing and adjusting the business direction in a context of uncertainty and increasing restrictions.

As to the international market, prices at the beginning of this year were at a very good level; however, due to the restrictions imposed on Argentina for having been included in the list of foot and mouth disease infected countries, we could not profit from this opportunity. In addition, Brazil – our major buyer for many years – continued to devalue its currency and simultaneously increased self-supply levels thanks to increased milk production and a recessive trend in domestic consumption.

In the second year-half, international market prices for dairy products fell noticeably and Brazil's demand increased slightly, as reflected by very specific purchases. Yet, the Argentine peso devaluation resulted in a favorable exchange rate, which, together with the deteriorated domestic market conditions, encouraged deals in the external market, further facilitated by the gradual lifting of health barriers.

DOMESTIC MARKET

In the period under analysis, the different selling channels have played a major role and gone through different changes, as further explained below.

Dealers

Driven by the contraction in consumption, the increase in distribution costs, the gain of supermarkets to the detriment of traditional stores and the rise in the number of business failures, we found it necessary to intensify the restructuring of the Dealers Channel initiated the year before. Progress was made with the plan to integrate commercial branches and reduce their costs; this plan is currently in implementation.

Supermarkets

The behavior of this channel – and our relationship therewith – can be divided into two periods marked by the context in the country.

In the first period, coinciding with the second half of 2001, certain supermarket chains continued to consolidate by takeover or merger, and their operations continued to grow. The most notable feature was the steady advance of all low-priced product lines and the chains' private labels. Thus supermarkets offered a broad array of products with wide price differentials among domestic products, whether private labels or others. Over this period, SanCor's market share increased too, both in our branded lines and in the private label products we supplied.

In the second period, i.e. the first half of 2002, sales through this channel dropped sharply and the low-price brands began to disappear gradually. Sales volumes contracted due both to drops in consumption and product scarcity due to shortages in raw materials and other supplies, mainly imported ones.

It was necessary to negotiate hard with the chains to shorten payment terms and improve the economic conditions of the agreements with the aim of recovering profitability that had been relinquished when there was gross oversupply to this channel and the impact of inflation was lower.

Wholesalers

This channel became increasingly concentrated while it increased its share in the distribution of mass consumption products. Our positioning in this channel accompanied its development, mainly with our brand Chelita, which we market through this channel exclusively.

Sales to the Government – Bidding processes

Purchases by government agencies dropped by almost 50% in comparison with the prior fiscal year due to deep budgetary cuts. Nearing the fiscal year-end it transpired that, on account of the critical social situation, government authorities had projects to buy large volumes of powdered milk, in many cases with the cooperation and financial contribution of international organizations.

Industrial sales

This channel also went through two very distinct phases. Until the collapse of convertibility (the currency board whereby the Argentine peso was pegged at par with the US dollar), industrial sales were characterized by oversupply and falling prices. Early in calendar year 2002 prices recovered rapidly, even though purchases remained lower than those of the prior year.

MARKETING

Due to the changed conditions in Argentina, the Cooperative comprehensively revised its marketing policies with the rationale of reducing advertising and promotional budgets, reviewing price and branding policies with the fundamental objective of rationalizing and prioritizing its products and their respective formats, reducing costs and substituting imported materials.

In the second half of the fiscal year the oversupply of finished products was reduced and this took downward pressure off prices and allowed taking steps leading to price recovery. However, this was not directly reflected on profit margins because the devaluation also drove up costs and the price of raw materials.

The financial crisis in Argentina made credit totally unavailable, thus obstructing supply of materials and the continuity of the domestic supply of finished products. Average purchasing power of consumers decreased even further due to the higher unemployment and inflation. The new market conditions caused sudden and frequent changes in the populations consumption habits.

In the second half of the fiscal year, the situation described above caused frequent changes in the commercial policy for each product line and even led to the decision to discontinue some product lines not considered strategic for the dairy business, such as Mayonnaise and Ice Creams.

Below we provide a summary of the performance of the different product families and their respective positions in the domestic market:

Cheeses: SanCor gained one percentage point of market share in a market that, at the turn of the period, had shrunk by 1.6%.

The Cooperative analyzed its range of cheeses and decided to discontinue a series of specialties that were not attractive in this market.

Results varied depending on the type of cheese:

In Soft cheeses, the company, as occurred with other leading brands, lost one percentage point of market share to second-tier brands that competed with prices far below average.

In Special cheeses, the Cooperative gained market share in Por Salut, Danbo, Blue, Fontina, Gruyère and Fynbo, and retained leadership in Por Salut and Danbo.

During the second semester, Semi-hard Cheeses, were affected mainly due to shortages in inventory, which cause a decrease in participation.

In molded Hard Cheeses, the Cooperative lost market share to low-price brands. In the case of Grated Cheese, the gain earned in the first half of the fiscal year was partially lost in the second half due to supply problems with packaging and containers.

After a successful promotional campaign for its Tholem cheese-spread carried out in the first half of the year, SanCor achiieved a historical record in its market share of Processed Cheeses, which was subsequently affected in some areas by shortages in materials.

Four varieties of Tholem Light were launched over the period under analysis, with very good reception by their target public.

Another lauch was the Por Salut SanCor Diet, which, even in the short time it has been on the market, has shown promise for success and despite having been launched right when the peso was devalued.

Fluid Milk: Early in the fiscal year the consumption of fluid milk stagnated. The relative shares of refrigerated and long-life (UHT-treated) milks did not alter significantly, but long-life milks gained share in the first half of the fiscal year – when SanCor ran an advertising campaign in support of its long-life brand - and this trend was reversed in the second half –when long-life milk prices increased more due to the incidence of imported materials in their cost structure.

SanCor managed to maintain its market share in both segments and remained the leader in long-life milk. Meanwhile, production and supply are being adapted to the new consumption patterns generated by the prevailing economic situation.

Powdered milk: Since the devaluation of the Argentine peso, the market for dairy products has expanded significantly. Given that powdered milk is internationally tradable there is no perceivable interest in stimulating its domestic consumption.

Yoghurt: the yoghurt market in Argentina grew by 2.8 %, slightly faster than in the prior year. However, given that it was impossible to update prices in step with cost increases and the high advertising investment that characterizes this product category did not make it attractive for our cooperative and this situation translated in a loss of market share.

Dairy-based desserts: the market for dairy-based desserts has declined slightly. Our development in this product category was affected by the same factors as in the case of yoghurts affected our development and caused our market share to decline slightly.

Milk caramel: This product is becoming a commodity and supply is atomized among many competitors. The company's supply was affected by discontinuance of certain types and sizes and scant advertising and promotional support. Sales revenues from dulce de leche for industrial use fell significantly because traditional customers sold much less of their own products.

Dairy cream: SanCor managed to increase its market share in this product category. The successful development is attributable to the price and branding policy we applied, that provided response to customers that demanded products in line with their diminished purchasing power. On the other hand, the redesign of the graphics of our leading brand increased its visual appeal at the point of sale.

Butter: The overall demand for packaged butter increased by 5% in comparison with the prior period. This growth occurred in second brands, which, mainly in the second half of the year, served as an economical alternative to margarine, the price of which reflected the sharp increase in the price of oil.

Our Cooperative continues to lead in this category even though it has lost a few percentage points of market share owing to the shortage of packaging for the traditional 200 gr. version and easy-spread butter.

Modified milks: SanCor retains its leadership in the segment of liquid infant formula and has made gains in the segment of enteric nutrition.

The formula "SanCor Primeros Años" (Early Years) was launched late in the year and the initial response has been very good; there are two versions: powdered, in 800 gr. containers, and liquid UHT-treated, in one liter containers.

INTERNATIONAL BUSINESS

For the abovementioned reasons, over the last eight months of this year, SanCor found it necessary to concentrate its efforts on boosting exports. First of all, we referred to the high accumulated stock stemming from the restrictions imposed in various markets due to the new bout of foot and mouth disease. Only in November 2001, after long and arduous negotiations, did Mexico allow --as an exception-- the shipment of exports closed as of the beginning of the year. Early in 2002, other importing countries started to allow the entry of Argentine goods.

The great contraction of domestic consumption and a more favorable exchange rate since the end of the convertibility (currency board that pegged the peso at parity with the US dollar) were key factors that led to the quick expansion of our export business. This, despite the significant drop in international prices, increased profitability.

Exports amounted to USD 91,051,257, a 3% rise as compared to the previous year. The volume sold abroad relates to 458 million liters of processed milk and accounts for 31.35% of total liters of milk processed by the Cooperative.

Chilean, Paraguayan, Peruvian, Bolivian, Brazilian and Mexican distributors maintained the presence of our goods in such markets, and the difficulties in providing a normal supply were eventually overcome.

The business plan of SanCor Do Brasil Productos Alimenticios Ltda. was changed both as regards strategic approach and operations: Company personnel were downsized and Company offices and warehouses were moved in order to cut down costs and improve profitability. Turnover amounted to USD 18,945,878.40, 22% less than in the previous year. This was mainly due to the fact that Brazil was self-sufficient and that Company businesses were managed on a more selective basis.

Adjustments were also made in SanCor Dairy Corporation's operations, bringing them in line with actual needs and the current business opportunities in USA, the Caribbean and the Central American region.

Under the agreement executed with Laboratorios Bagó S.A., the nutritional product line was launched in Paraguay and Ecuador, and plans are well under way to do the same in other Latin American countries.

Reaching new markets called for special dedication and efforts. Among the most important markets reached are Mexico, Algeria and Indonesia, and actions are in progress so that other countries from Africa, Middle and Far East become customers.

Even considering the fall in international prices, the new protectionist measures taken, and the fact that countries that traditionally imported dairy products have now increased their own output, we may be optimist about the future evolution of exports based on the great competitiveness afforded by the value chain created by the quality of our raw materials, the productivity and industrial technology of our Cooperative, the recognition granted to our products, and business management.

HUMAN RESOURCES

The Human Resources policy has been consistent with the technological, economic and cultural changes that are taking place, and all our actions aimed at optimizing efficiency and productivity.

Industrial safety and in-house medical care programs continued to be implemented seeking to improve working conditions, and there was permanent contact with all personnel, within a framework of mutual understanding and in search of better operating results and benefits for the Cooperative as a whole.

Although limited by current economic conditions, personnel training actions continued, especially as to processes and teamwork, cornerstones of the leadership that the Cooperative seeks to achieve under its strategic plan.

QUALITY AND ENVIRONMENTAL POLICY

Quality Management continued to focus on the customer, especially through assurance systems that lead to perform well on demanding markets, as is the case of exports. As part of these actions, quality audits were carried out in renowned international firms, obtaining excellent results that may allow us to win good and prestigious customers.

SanCor's Environment Management System was reviewed by specialists from the International Finance Corporation, which reinforced and strongly supported current technical guidelines and operating management. The policy to minimize treatment expenses and maximize recovery processes, such as used water, was fully approved.

In order to attain sustainable production, steps were taken towards increasing competitiveness and efficiency. Jointly with Labor Relations and Administration, the process to integrate the actions of the Quality, Environment, Occupational Health and Safety, Continuous Improvement and Costs areas was started, trying to achieve the best business-oriented operating performance.

COMMUNICATIONS AND INSTITUTIONAL RELATIONS

Convinced that these issues are significant for any institution, steps were taken in various directions in order to manage communication flow as per the business strategy.

As regards producers, member cooperatives, personnel, the media, governmental agencies and other institutions, priority was given to interchanging information relevant to each group.

The use of new tools was established to consolidate such relations and to satisfy the current demands that times place on companies, that is, willingness to speak openly and commitment to the community.

Despite difficulties, the dairy sector kept displaying strength and dynamism at several meetings in which the Company participated, taking advantage of the situation to establish new links.

Our industrial establishments called on school delegations and the public in general to come and visit them. SanCor magazine fulfilled its purpose to inform and integrate members from the different regions.

The Company's institutional relations were maintained consistently with the current circumstances of the country, and gave priority to addressing numerous unforeseen situations, but key to SanCor's and member producers' business.

In order to adapt to the new circumstances, late this year, the Relations and Communications area started to be restructured -the restructuring process still being carried out- to achieve a high profile in the management of the relations with the dairy production and representation sectors.

A great part of SanCor's institutional integration, both nationally and provincially, was carried out through all the intermediate entities that represent it, such as CIL (Dairy Industry Center), COPAL (Food Industry Coordinator), UIA (Argentine Industrial Union), JIPL (Inter-cooperative Board of Dairy Producers), and CONINAGRO (Agricultural Inter-cooperative Confederation, Limited Cooperative). Each sector's specific work issues, as stated above, were mainly determined by the dynamics of national and sector policies. But the constant analysis by SanCor's managers and officials of alternatives to improve the dairy sector's situation, which was affected by the new economic measures, cannot be left aside.

Our actions as regards institutional relations were not only confined to this sector, but, through our involvement with IDEA (Institute for Argentina's Business Development) and CICyP (The Inter-American Trade and Production Council), we also thoroughly analyzed and contributed to the solution of other important national issues.

At the international level, SanCor continued participating in the FEPALE (Pan American Dairy Federation), which celebrated its 10th anniversary this year, and, through the end of 2001, in the International Dairy Federation. Furthermore, it is worth mentioning that we participated in an Argentine-Uruguayan mission, invited by the Australian Dairy Corporation, for the purposes of closing a joint work deal in view of the negotiations with the World Trade Organization.

ADMINISTRATIVE, INFORMATION TECHNOLOGY AND LOGISTIC SUPPORT

The coordinated work of these areas contributed, this year, to integrating all Cooperative actions. Jointly with other Cooperative's areas, systems and applications were developed in order to reach the required profitability and financing levels. The progress made in this regard was quite significant, as very useful tools for business analysis were developed.

In line with the business strategy, savings in the Cooperative's activities increased, and services were provided to other Cooperative areas, also in order to reduce costs and improve added value.

The increasing presence in the international market called for an excellent supply and logistic service, consistent with the competitiveness of external markets.

The increasing complexity of the dairy business and the related tax, financial and administrative issues required IT systems and procedures to be adapted, both on a centralized basis and in sales divisions and industrial units.

INTERNAL AUDIT

Efforts intended to improve productivity and optimize IT systems for decision-making, always with a business approach, continued. In addition, seeking to support business decisions, the most significant risks of each audited activity were identified, and the internal control system was evaluated. All this allowed risks to be reduced to acceptable levels.

The Internal Audit function was closely coordinated with the Board of Trustees and the Audit and Control Committee. At the same time, assistance was provided to the Statutory Audit Committee.

FINANCIAL MANAGEMENT

This year was featured by restricted bank liquidity as compared to previous periods. This restricted liquidity deepened since January 2002 because of the new devaluation policy implemented by the Federal Government and the crisis affecting the Argentine banking system.

In November 2001, SanCor settled the first series of corporate bonds in the amount of USD 50 million. This allowed SanCor to reduce total indebtedness, as measured in US dollars. Out of the total amount, 87% was kept in US dollars, which brought about a high increase in the total financial cost caused by the Argentine peso devaluation.

These tight financial conditions were slightly counterbalanced since January by the increase in exports using the high exchange rate as a source to finance working capital needs upon the lack of bank financing alternatives.

As from January, only interest on financial loans was serviced under payment plans agreed upon with financial institutions. In the next year, we plan to agree with financial institutions on the definitive terms for debt rescheduling.

The company's cash flow was at risk due to working capital needs, delays in payments to local and foreign vendors, and the decrease of collection, especially caused by the payment method used by the market (provincial and federal government debt securities).

MEMBER COOPERATIVES

Over the year, our roll of member cooperatives changed as follows:

Departures:

No. 463 Cooperativa Limitada de Tamberos "El Molino" (exclusion)
No. 483 Cooperativa de Tamberos "San Antonio" Limitada (exclusion)
No. 018 Cooperativa de Tamberos Unidos de "Monigotes" Limitada (resignation)
No. 058 Cooperativa Tambera "Cinco Estrellas" Limitada (resignation)
No. 085 Cooperativa de Tamberos Limitada "Concepción" (resignation)
No. 098 Cooperativa de Tamberos "Sadil" Limitada (resignation)
No. 267 Soc. Cooperativa de Tamberos "Huanchilla" Limitada (resignation)
No. 374 Coop. Tamb. Agric.-Gan. "La Danesa" de Adelia María Ltda.(resignation)

Members as of June 30, 2001	Deletions	Members as of June 30, 2002
84	8	76

RAW MATERIALS RECEIVED FROM MEMBER COOPERATIVES

The information referred to the butterfat produced and received in the year from our member cooperatives is detailed below:

Attached: Detail of production received from member cooperatives, butterfat received from cooperatives (by year), detail of the amounts paid to member cooperatives for production received (stated in Argentine pesos) and changes in total production price.

TRANSACTIONS WITH NONMEMBERS

As in prior years, the company continued receiving raw materials and finished products from nonmembers.

The volumes received and the amounts paid are listed below:

	Volume (in kg.)	Amount (in ARS)
Dairy products	1,880,814	6,717,383
Nondairy products	1,984,272	2,527,342

During the present fiscal year, the following method of consignments had been used:

- Charcuterie, meat and derivatives, produced by "Sodecar S.A." that totaled 6,832,215 kgs. And that amounts to ARS 40,205,505.
- Sale of dairy products produced by "Establecimientos Lacteos San Marco S.A.", that totaled 48,668 kgs., and amounts to ARS 181,791.

PP&E

In the period under analysis, the items forming part of most of SanCor's assets, PP&E, showed the following movements on a lump-sum basis:

Additions:	173,127,060
Retirements and miscellaneous causes:	5,115,029
Depreciation:	46,490,145

ENCUMBERED ASSETS

As of June 30, 2002, this second-tier Cooperative carried secured receivables in the amount of ARS 506,830,890, which included the following transactions and security interests:

A. Pledged credits

- Over machinery and equipment

ABN – Amro Bank	ARS 11,590,000
– Over inventory	ARS 53,952,296

B. Pledged and mortgaged credits

– I.F.C. (International Finance Corp – USA)	ARS 109,250,000
– Banco Rio de la Plata S.A. Floating Rate Notes	ARS 331,420,800

PURCHASE AND SALE OF REAL PROPERTY

Purchases

- Acquisition in the form of delivery in lieu of payment of real property mortgaged for the benefit of SanCor, located at Corrientes 567, San Miguel de Tucumán, having a total area of 512 square meters. The property was delivered by a former customer to pay off its debt towards the cooperative in the amount of ARS 110,000.00.

- Acquisition in the form of delivery in lieu of payment of a customer debt in the amount of ARS 242,752.00 of the following real property located in Santo Tomé (Province of Santa Fe), which were mortgaged for the benefit of SanCor: (1) warehouse of approximately 280 square meters, with a central office, restrooms and other facilities, all public services available, and well located; (2) two adjacent plots of land of approximately 277 and 321 square meters.

- Acquisition of a dwelling kept in poor conditions and mortgaged in favor of SanCor. The plot of land has an area of 300 square meters and is located at Necochea street in the city of Santa Fe. Such house was delivered in lieu of payment of ARS 50,000.00, thus redeeming the mortgage held on such property.

Sales

- Sale of a dwelling, located at Av. 25 de Mayo 752, city of Santa Fe, which had been used by the Head of Gálvez Operational Unit. The price of the transaction was ARS 53,000.00 and was paid in cash by the purchaser, Roberto Foglia.

- Sale of a 512-square meter property located in the city of San Miguel de Tucumán to Juan Carlos Díaz et al, in the amount of ARS 120,462.50, which was fully paid in cash.

- Sale to Rafael Marcelo Verrico of a poorly kept property located in the city of Santa Fe, on a 300-square meter plot of land, in the amount of ARS 37,000.00, which was paid in cash.

SECTIONS 67 AND 78 OF LAW No. 20,337

As established in the last annual general meeting of member cooperatives held on September 28, 2001, all legal requirements have been met according to approved standards.

FUNDS

Personnel benefit, assistance and labor fund: As in previous year, this fund, as established by section 42, subsection 2 of Law No. 20,337, was applied to support highly qualified medical services and to grant loans to company's employees, in accordance with applicable regulatory provisions.

NON-OPERATING REVENUES & EXPENSES (stated in Argentine pesos)

Revenues	ARS	1,590,510
Expenses	ARS	(25,709,111)
Other Revenues & Expenses – total	ARS	(24,118,601)

CHANGES IN SUBSIDIARIES

During this fiscal year, the Cooperative Company continued to devote its resources to the main business, withdrawing its interest in other subsidiaries, and improving its operations in those affiliates which social purpose matched the Cooperative´s.

"Amplicampo Inversora" Sociedad Anónima

This Company, strategically positioned for restructuring our liquidity interests in companies, continued being involved and operating with each entity in order to withdraw SanCor Cooperativas Unidas Limitadas's direct interest in each entity.

This year, as a result of these actions, the relationships of the Cooperative with the following companies was terminated: Unidos S.A. AFJP, Trayectoria C.S.V S.A., SanCor Seguros de Retiro S.A., Patrulla S.A., SanCor Medicina Privada S.A, and Prevención ART S.A. Moreover, the cooperative continued supporting the restructuring process in Integral Insumos S.C. and Aproagro S.A.

"Sodecar" Sociedad Anónima

The sale of charcuterie dropped significantly by 19% as compared to the prior year due to changes in the Argentine economic policy as from December 2001. These changes led to an increase in product prices as a result of the use of imported components, thus affecting domestic consumption.

The sale of meat for consumption the domestic market fell similarly in terms of volumes, though not so severely, since price variation was not as sharp as in the case of sausage meat.

As from March 2002, thanks to the opening up of the international market, the export of meat was relaunched. The Hilton quota for the period 2001-2002 has satisfied successfully.

In the fiscal year under analysis, the Cooperative suffers an economic imbalance and has tight cash-flow position derived from the changes that took effect in Argentina, which forced us to suspend all investment plans and to redefine the business strategy within the domestic market.

"AproAgro" Sociedad Anónima

This year, the company intensified the sale of agricultural products and the services provided by its IT Division, incorporating new users and customers. The difficulties brought about by the difficult economic and financial situation in Argentina led, during some months of the year, to a contraction in sales and in purchases. Such trend started to reverse by the end of the year.

The goals for the next fiscal year include maintaining the current sales level by increasing some specific transactions, and offering inputs and services at the lowest possible cost to dairy farmers and improving current payment terms. Moreover, the company intends to expand its commercial operations by enlarging the methods for consigning inputs and incorporating new products.

"Integral Insumos" Sociedad Colectiva

The company continued managing assets achieving a continued realization and/or transfer of same to entities which continued the provisioning activities of farm and IT commodities. Moreover, collection was improved and the policy on reducing financial debts continued to be applied.

At the beginning of the year, the Cooperative´s inventories in hay was used in order to carry out our decision to distribute them at highly convenience prices and payment terms for producers.

"Arla Foods Ingredients" Sociedad Anónima

The changes in the general Argentine situation by the beginning of the year caused an economic damage to the company's project due to the compelled de-dollarization of all taxes paid in advance for the investment and to the delivery terms not met by certain contractors.

Despite these facts, during the second year, nearly all the works committed for the construction of a processing plant were successfully concluded. Such plant is already operating and implementing production programs.

At this new stage, the company will direct all its efforts towards the development and placement of its products in the world market.

"El Hornero" Sociedad Colectiva

The main change was carried out by the company's subsidiary "Establecimientos Lacteos San Marco S.A.", which consolidated its own activity through an agreement with "Cooperativa de Tamberos Zona de Rosario Limitada". Furthermore, the Company continued acting as minority shareholder in other companies of Grupo Cooperativo SanCor.

SanCor Do Brasil Productos Alimenticios Limitada

The fluctuations in the exchange rates that took place until the peso devaluation coupled with the changes in the relationship ARS-Real led to changes in the flow of businesses.

During year 2002, the sales volumes and the billing increased as from the exports policy implemented in our country.

Income (loss) from investments in companies

The adjusted income (loss) from the Cooperative's investments in companies, of different legal nature and with which our Cooperative has common interests, irrespective of whether they are subsidiaries or not, resulted in ARS 26,349,343.

OPERATIVE PROSPECTS

Prospects for the new fiscal year are that the Cooperative will have to overcome many difficulties since there are many factors that affect the industry and its evolution is subject to issues beyond the scope of the Cooperative.

However, a defined business strategy –focused on our core business- and the common approach, which has always allowed us to move forward, will help us overcome difficulties firmly and resolutely.

Adapting to the serious situation we are going through does not imply giving up our ambitious goals, which constitute the Cooperative's purpose and raison d'être. Quality, integration and social commitment are some of the aspects on which we will continue working intensively.

The idea that, at least in the short and medium term, exports will define the pace of the economy is shared by different environments. Exporting companies are, therefore, required to assume a fundamental role in putting Argentina back on the path to growth. From the very beginning, the Cooperative has assumed a high profile in this regard and, today, in view of the new favorable macroeconomic conditions for placing domestic products abroad, such office has been intensified.

In order to profit from the current economic conjuncture, SanCor will move forward in the actions commenced before international entities, which will contribute to strengthening the position of its products in the world market and improving profitability. For the same purpose, the Cooperative will resort to alternative financing sources, should the limitations imposed by the unavailability of credit remain.

Moreover, according to the requirements of the domestic market, which is expected to show a slight recovery, the Cooperative will implement actions in line with the current situation to satisfy consumer needs.

These prospects simultaneously present opportunities and challenges, which will only develop into growth opportunities as long as the members of this Cooperative accept joint responsibility for taking the lead in the search for a company that is fair and beneficial to all participants.

AFTERWORD

In general terms, we have tried to summarize briefly the events and aspects which have been regarded as having the greatest impact on the Cooperative and which, eventually, represented the main duty of this second-tier Cooperative in the year ended June 30, 2002.

As in previous years, we would like to thank all managers, producers, members and personnel from member cooperatives, and their relatives. We would also like to express our gratitude to all the people who worked and supported the different tasks performed daily at SanCor Cooperativas Unidas Limitada.

In fact, despite the great number of difficulties that had to be coped with as a result of the Argentine crisis, we tried to continue implementing work programs and policies for the benefit of the Cooperative's operations the restructuring process, in view of the demands of the global economy.

We would also like to emphasize the relationships cemented with institutions such as: Asociación Mutual SanCor, Federación de Centros Juveniles Agrarios Cooperativistas Zona SanCor, Fundación SanCor, Unidos S.A. Administradora de Fondos de Jubilaciones y Pensiones, Sancor Cooperativa de Seguros Limitada, Confederación Intercooperativa Agropecuaria Cooperativa Limitada (Coninagro), Junta Intercooperativa de Productores de Leche, Centro de la Industria Lechera, and Unión Industrial Argentina. Our work is still aimed at helping each subsidiary achieve positive results –notwithstanding meeting their own goals- both for our member cooperatives and their members.

In addition, we wish to underscore the support received from the Cooperative's staff, as well as the cooperation received from various loan institutions, federal and provincial entities, dealers, customers, suppliers, consumers, carriers and the media in general.

Last but not least, both the directors and managers of SanCor, through our daily efforts, have tried to achieve goals to strengthen the market position of our member cooperatives and their producers.

Sincerely.

Sunchales (Santa Fe),
September 6, 2002.

EMILIO GERARDO WALTER
Secretary

MIGUEL OMAR ALTUNA
Chairman

ERNST & YOUNG

Pistrelli, Díaz y Asociados S.R.L.
25 de Mayo 487 - C1002ABI
Buenos Aires, Argentina

Teléfono: (54-11) 4318-1600/4311-6644
Fax: (54-11) 4312-8647/4318-1777

AUDITORS' REPORT

(Translation of the Auditor's Report originally issued in Spanish - see paragraph 9 below.)

To the Board of Trustees of
SanCor Cooperativas Unidas Limitada:

1. We have audited the balance sheet of SanCor Cooperativas Unidas Limitada as of June 30, 2002, and the related statements of income, changes on the Cooperative's owners' equity and cash flows for the fiscal year then ended. We have also audited the consolidated balance sheet of SanCor Cooperativas Unidas Limitada and its subsidiaries as of June 30, 2002, and the related statements of income and cash flows for the fiscal year then ended, which are presented as supplementary information in Appendix II to the above mentioned financial statements. These financial statements and the summary of events mentioned in paragraph 11. are the responsibility of the Cooperative's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. The financial statements of SANCOR C.U.L. as of June 30, 2001 and the consolidated financial statements of SANCOR C.U.L. and its affiliates as of the same date, presented for comparative purposes, were audited by Pistrelli, Diaz y Asociados Sociedad Civil, a member of Andersen at that time. As a result of our audit, we issued a report dated September 6, 2001, which was based on the report of an independent expert who performed a technical appraisal on the Company's fixed assets. The auditor's report included some ascertained exceptions in relation to a scope limitation on certain holdings in affiliates and to the valuation criterion applied to the finished products at their net realizable value, and an unascertained exception on the recoverability of certain receivables, the effect of which was recorded by the Company on the financial statements as of June 30, 2002 once the unrecoverability presumptions were confirmed during the year then ended. The adjustment made to the exception related to the valuation criterion of the finished products, described in note 2.3 to the attached financial statements was included by the Company's Board of Directors in the financial statements as of June 30, 2001, after the issuance of such auditor's report.

3. Except as indicated in paragraphs 4. and 5., our work was performed in accordance with generally accepted auditing standards in Argentina. An audit require that the auditor plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement or error. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Cooperatives's management, as well as evaluating the overall financial statement presentation. We belive that our audits and the independent expert's report mentioned in paragraph 6. provide a reasonable basis for our opinion.

4. We have not audited, nor applied audit procedures to the financial statements of the following subsidiaries: Integral Insumos S.C., El Hornero S.C., SanCor do Brasil S.R.L., Coop. Publicidad S.C., Amplicampo Inversora S.A., SanCor Dairy Corporation, SanCor México S.R.L., San Marco S.A., Aproagro S.A. and Nobleplus S.A., as of June 30, 2002. The financial statements of these subsidiaries, audit by other independent accountants, according to what is mentioned in note 2.4. to the accompanying financial statements, were used by the Cooperative to value its investments in such subsidiaries as of June 30, 2002, by the equity method. The auditors' reports of the independent accountants have no exceptions. Therefore, we have no evidence to support the valuation and disclosure of the accounts related to such controlled companies as of June 30, 2002, which (a) involve investments, account receivables and liabilities that amounts $17,805,643, $90,491,075 and $7,476,072, respectively, and loss from subsidiaries investments for $21,877,565 in individual financial statements then ended, and (b) represents 10%, 2%, 8% and 1%, of the consolidated assets, liabilities, sales revenues and operating income, respectively.

5. As indicated in note 2.4. to the financial statements, as of June 30, 2002, the Cooperative maintained rights to receive securities which were booked as non current investments and amounts $4,776,700. Up to the date of issue of the present financial statements, we have not obtained sufficient evidence of the valuation and the recoverability of such investments.

6. As explained in note 2.5. to the financial statements, the Cooperative booked an appraisal revaluation for certain property, plant and equipment as of June 30, 1990, based on appraisals made by and independent expert. Our opinion, indicated in paragraph 10., as to reevaluated amounts, is based on the report of such expert.

7. As mentioned in notes 10 and 11 to the attached financial statements as of June 30, 2002, the Cooperative has made partial payments to settle the interests arising from loans held with the International Finance Corporation and the second series of the corporate bonds on the basis of payment proposals made to the creditors including discounts and reductions to the rates originally agreed-upon, and has not settled some installments of principal provided for in such loan agreements. Under such agreements, such breaches enable the respective creditors to request from the Company the settlement in advance of all the respective debts and the interests arising from the corporate bonds at the agreed-upon rates. Since as of the date of issuance of these financial statements the Company has not been notified by the respective creditors on the above mentioned breaches, provided for in the agreements to demand the settlement in advance, and expecting a favorable outcome from the negotiations underway, the Cooperative (a) continued to record such loans as non current financial debts in the amount of $323,175,000 , and (b) has not recorded the difference between the accrued interests recorded by the Company and the amount (specified in note 11 to the attached financial statements) that would be obtained in case the requirements established in the FRN prospectus related to the corporate bonds were met. The classification and recording of the above-mentioned liabilities is subject to the outcome of the above-mentioned negotiations.

Ernst & Young

8. As described in note 14.a) to the attached financial statements, during the first months of 2002 a deep change in the economic model was implemented and the Convertibility Law in effect since March 1991 was abolished. The main consequences that arose from the measures taken by the National Government detailed in such note, are the following (a) the devaluation of the ARS with respect to the USD and the de-dollarization of certain assets and liabilities in foreign currency held in the country, (b) the failure to settle the foreign debt, (c) the introduction of restrictions to the withdrawal of funds deposited in the financial institutions, (d) the restriction to make overseas transfers for capital services of financial loans without the prior authorization of the "Banco Central de la República Argentina" (Central Bank of the Argentine Republic), (e) the increase in prices in the domestic market, and (f) the restrictions to the access to financial credit. This economic scenario has had a significant effect in the Cooperative bringing about, among others, an increase in the delinquency of its credit portfolio, a drop in the sales volume, a significant loss as a result of the ARS devaluation and a decrease in its cashflow, which was not enough to face their financial commitments and generated the situation mentioned in paragraph 7.

As mentioned in note 14.b) to the attached financial statements, the Cooperative is developing different strategies in order to adapt its business to the new scenario, and the Company's Board of Trustees and Management believe that the increase in exports and the expected favorable outcome of the above mentioned negotiations aimed at restructuring its financial debts will enable them to reach the favorable operating results that partially offset the higher financial costs generated by the ARS devaluation and thus revert the present situation. The financial statements mentioned in paragraph 1. have been prepared taking into account the fact that the Company will continue with their operations and therefore, do not include the effects that might arise from these uncertainties.

9. As further explained in note 15, the accompanying financial statements are the English translation of those originally issued in Spanish and presented in accordance with generally accepted accounting principles in Argentina. The effects of the differences between Argentine generally accepted accounting principles and the accounting principles generally accepted in the countries in which the accompanying financial statements may be used have not been quantified. Accordingly, the accompanying financial statements are not intended present financial position, results of operations and cash flows in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

10. In our opinion, based on our audit and on the independent expert's report mentioned in paragraph 6, except for the effect of the adjustments, if any, which might have been requested had the scope limitations of our work described in paragraphs 4. and 5. not taken place, and subject to the effect of the adjustments and reclassifications, if any, which might have been requested had the resolution of the uncertainties mentioned in paragraphs 7. and 8. been known, the financial statements in paragraph 1. fairly present in all its material aspects,

the financial situation of SANCOR Cooperativas Unidas Limitada and the consolidated financial situation of SANCOR Cooperativas Unidas Limitada and its affiliates as of June 30, 2002, and the respective results of its operations and the changes in its cash flows for the year then ended, pursuant to the accounting rules in effect in Argentina, and the respective rules of the "Comisión Nacional de Valores" (Securities and Exchange Commission), Resolution N. 615 of the "Instituto Nacional de Asociativismo y Economía Social" (I.N.A.E.S.) (National Institute of Mutual Associations and Social Economy) and the Cooperatives Law, all of which were applied uniformly with respect to the previous year, after making the correction in the valuation criterion of finished products retroactive, with which we agree, and which is described in note 2.3. to the attached financial statements.

11. The main purpose of our audit was to express an opinion on the financial statements included in paragraph 10. The information included in the section "Summary of events for the year ended June 30, 2002" is not required by the accounting rules in effect and is presented by the Company to comply with the "Comisión Nacional de Valores" rules. Such Summary of events, except for the information marked as "Not covered by the auditor's report", on which we did not issue any other type of opinion, and except for the scope limitations of our work described in paragraphs 4. and 5., has also been subject to the analytical procedures applied in our audit to the financial statements as of June 30, 2002 and in the audits carried out by Pistrelli, Diaz y Asociados Sociedad Civil of the financial statements as of June 30, 2001 (attached hereto), 2000, 1999 and 1998 (which are not included in the attached document, and on which such auditors issued their auditor's report dated September 6, 2001, with exceptions and August 11, 2000, August 13, 1999 and August 19, 1998, without exceptions, respectively).

In our opinion, based on our audit and on the independent expert report mentioned in paragraph 6, except for the effect of the adjustments, if any, that might have been requested had the scope limitations of our work described in paragraphs 4. and 5. not taken place, and subject to the effect of the adjustments and reclassifications, if any, that might have been requested should the resolution of the uncertainties included in paragraphs 7. and 8., such information is reasonably presented in all its material aspects with respect to the financial statements as of June 30, 2002, taken as a whole.

12. In compliance with current legal and Buenos Aires Stock Exchange requirements, we hereby report that:

a) The financial statements as of June, 2002 have been booked in the Inventories and Financial Statements book.

b) Such financial statements have been taken from accounting books kept, in all formal respects, in accordance with legal rules in force in Argentina.

c) As may be seen from the Cooperative's accounts, as of June 30, 2002 the liability accrued in (i) employee and employer contributions to the Integrated Pension Fund System and the accrued (ii) Turnover Tax liability of the Cooperative in favor of the Provincial Tax Office, amounts to $2,533,373 and $66.326, respectively; none of this amount was due and payable as of that date.

Buenos Aires,
September 6, 2002

PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113 - Fo. 103

APPENDIX I

SANCOR COOPERATIVAS UNIDAS LIMITADA

STATISTICAL DATA SCHEDULE

(Translation of the Financial Statements originally issued in Spanish – See Note 15 of the individual financial statements)

(Stated in pesos)

NAME OF COOPERATIVE:		SanCor Cooperativas Unidas Limitada.
PRINCIPAL BUSINESS:		Processing and Marketing of Dairy Products.
REGISTRATION NUMBER:		I.N.A.E.S. No. 772
ADDRESS:		Tte. Gral. Richieri No. 15 - Sunchales (Santa Fe).
FISCAL YEAR ENDED:		June 30, 2002.
NUMBER OF ASSOCIATES:		76 Cooperatives.
SUBSCRIBED CAPITAL:		258,030,770
PAID-IN CAPITAL:		100,288,517
LEGAL RESERVE:		2,502,034
RESERVE FOR APPRAISAL REVALUATION		194,806,926
NET LOSS FOR THE YEAR:		(211,509,604)
SALES:	Butter:	73,135,981
	Ice Cream:	3,207,924
	Cheeses:	316,095,096
	Caramel:	28,963,540
	Pasteurized Milk:	99,498,643
	Pasteurized Cream:	53,519,692
	Yoghurt:	60,457,883
	Powdered Cheese Whey:	4,446,652
	Mayonnaise and Russian dressing:	6,102,521
	Fruit juices:	847,819
	Powdered Milk:	252,293,668
	Plain UHT Milk:	213,789,277
	Cream Caramel and Desserts:	9,437,581
	Liquid Milk:	6,303,763
	Flavored UHT Milk:	5,177,804
	Other:	5,610,673
NAME OF SANCOR'S HIGHER TIER COOPERATIVE ENTITY		Coninagro

Signed for purposes of identification
with our report dated September 6, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

RICARDO ALBERTO GARRONE
Chairman of the Statutory
Audit Committee

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

MIGUEL OMAR ALTUNA
Chairman

EMILIO GERARDO WALTER
Secretary

OSCAR ANTONIO CERUTTI
Deputy General Manager

ALBERTO EDUARDO SANCHEZ
Treasurer

APPENDIX II
(1 of 8)

SANCOR COOPERATIVAS UNIDAS LIMITADA

CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2002 PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish – See Note 15 of the individual financial statements)

(Stated in pesos)

		2002	2001
ASSETS			
CURRENT ASSETS			
CASH		7,063,996	24,338,358
INVESTMENTS			
Bank, securities and shares		1,228,747	6,090,635
RECEIVABLES			
Trade			
Export receivables	84,770,240		
Trade receivables	76,145,502		
Receivables in litigation	22,502,603		
Receivables in litigation secured by mortgages	9,992,888		
Less:			
Imputed interest on receivables	1,379,993		
Allowance for doubtful accounts	39,980,813	152,050,427	256,058,020
Other receivables			
Miscellaneous receivables	48,709,062		
Loans to cooperatives	1,146,664		
Less:			
Allowance for doubtful accounts	3,780,514	46,075,212	121,019,316
INVENTORY			
Goods	106,342,789		
Production in progress	3,662,968		
Warehouse	29,652,425		
Unbilled orders	6,329		
Less:			
Allowance for inventory obsolescence	1,700,000	137,964,511	200,359,577
DEFERRED CHARGES			
Expenses paid in advance		18,722,690	26,793,296
TOTAL CURRENT ASSETS		363,105,583	634,659,202

Notes 1 through 5 of Appendix II, and the individual financial statements are an integral part of the consolidated financial statements and should be read jointly therewith.

Signed for purposes of identification
with our report dated September 6, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the Statutory
Audit Committee

MIGUEL OMAR ALTUNA
Chairman

EMILIO GERARDO WALTER
Secretary

OSCAR ANTONIO CERUTTI
Deputy General Manager

ALBERTO EDUARDO SANCHEZ
Treasurer

APPENDIX II
(2 of 8)

SANCOR COOPERATIVAS UNIDAS LIMITADA

CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2002 PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR (CONT.)

(Translation of the Financial Statements originally issued in Spanish – See Note 15 of the individual financial statements)

(Stated in pesos)

	2002		2001
NONCURRENT ASSETS			
RECEIVABLES			
Trade		2,494,759	7,516,215
Other receivables			
Miscellaneous receivables	10,805,661		
Loans to cooperatives	89,907		
Less:			
Allowance for doubtful accounts	512,806	10,382,762	22,297,319
INVENTORY			
Warehouse		-	1,500,868
INVESTMENTS			
Shares, Bonds and Cooperative stakes		67,048,415	91,145,447
PROPERTY, PLANT AND EQUIPMENT			
Original value	1,234,249,975		
Less:			
Accumulated depreciation	526,726,814	707,523,161	590,052,707
OTHER ASSETS			
Packaging		15,165,210	20,602,791
INTANGIBLE ASSETS			
Trademarks	12,066,180		
Goodwill	3,432,784		
Less:			
Accumulated amortization	5,598,058	9,900,906	10,791,347
DEFERRED CHARGES			
Expenses paid in advance		8,916,599	22,595,144
TOTAL NONCURRENT ASSETS		821,431,812	766,501,838
TOTAL ASSETS		1,184,537,395	1,401,161,040

Notes 1 through 5 of Appendix II, and the individual financial statements are an integral part of the consolidated financial statements and should be read jointly therewith.

Signed for purposes of identification
with our report dated September 6, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the Statutory
Audit Committee

MIGUEL OMAR ALTUNA
Chairman

EMILIO GERARDO WALTER
Secretary

OSCAR ANTONIO CERUTTI
Deputy General Manager

ALBERTO EDUARDO SANCHEZ
Treasurer

SANCOR COOPERATIVAS UNIDAS LIMITADA

CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2002 PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR (CONT.)

(Translation of the Financial Statements originally issued in Spanish – See Note 15 of the individual financial statements)

(Stated in pesos)

		2002	2001
LIABILITIES			
CURRENT LIABILITIES			
PAYABLES			
Trade			
Vendors	87,879,539		
Cooperatives	112,155,814		
Foreign vendors	17,860,548		
Imputed interest on payables	(992,278)	216,903,623	274,951,418
Financial			
Bank payables	160,979,378		
Interest payable	13,089,418		
Corporate bonds	103,246,000	277,314,796	208,602,228
Other payables			
Miscellaneous payables	2,642,451		
Salaries and social security taxes payable	14,039,113		
Early retirement system	3,502,335		
Expenses payable	1,040,178		
Taxes payable	6,155,323	27,379,400	96,061,914
ACCRUALS		-	3,639
TOTAL CURRENT LIABILITIES		521,597,819	579,619,199

Notes 1 through 5 of Appendix II, and the individual financial statements are an integral part of the consolidated financial statements and should be read jointly therewith.

Signed for purposes of identification
with our report dated September 6, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

RICARDO ALBERTO GARRONE
Chairman of the Statutory Audit Committee

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

MIGUEL OMAR ALTUNA
Chairman

EMILIO GERARDO WALTER
Secretary

OSCAR ANTONIO CERUTTI
Deputy General Manager

ALBERTO EDUARDO SANCHEZ
Treasurer

SANCOR COOPERATIVAS UNIDAS LIMITADA

CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2002 PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR (CONT.)

(Translation of the Financial Statements originally issued in Spanish – See Note 15 of the individual financial statements)

(Stated in pesos)

	2002		2001
NONCURRENT LIABILITIES			
PAYABLES			
Trade			
Vendors		2,806,780	4,739,566
Financial			
Bank payables	100,410,804		
Corporate bonds	228,174,800	328,585,604	233,726,745
Other payables			
Miscellaneous payables	237,892		
Salaries and social security taxes payable	360,470		
Early retirement system	4,557,747	5,156,109	18,616,364
ACCRUALS		9,400,939	16,020,213
TOTAL NONCURRENT LIABILITIES		345,949,432	273,102,888
TOTAL LIABILITIES		867,547,251	852,722,087
MINORITY INTEREST		11,751,699	17,306,344
SUBTOTAL		879,298,950	870,028,431
EQUITY			
COOPERATIVE CAPITAL			
Subscribed capital	258,030,770		
Associated subscribers	(157,742,253)		
	100,288,517		
Adjustment to Capital	120,644,359		
Lump-sum adjustment to cooperative equity	89,245,630	310,178,506	316,946,729
RESERVES AND FUNDS			
Legal reserve	2,502,034		
Labor and employee assistance fund	2,957		
Special reserve (Sec. 42, Law No. 20,337)	36,253,136		
Reserve for Appraisal Revaluation of PPE	194,806,926	233,565,053	255,901,615
UNAPPROPRIATED EARNINGS			
For the year		(211,509,604)	(32,132,924)
For previous year		(26,995,510)	(9,582,811)
TOTAL EQUITY		305,238,445	531,132,609
LIABILITIES PLUS EQUITY		1,184,537,395	1,401,161,040

Notes 1 through 5 of Appendix II, and the individual financial statements are an integral part of the consolidated financial statements and should be read jointly therewith.

Signed for purposes of identification
with our report dated September 6, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

RICARDO ALBERTO GARRONE
Chairman of the Statutory
Audit Committee

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

MIGUEL OMAR ALTUNA
Chairman

EMILIO GERARDO WALTER
Secretary

OSCAR ANTONIO CERUTTI
Deputy General Manager

ALBERTO EDUARDO SANCHEZ
Treasurer

APPENDIX II
(5 of 8)

SANCOR COOPERATIVAS UNIDAS LIMITADA

CONSOLIDATED STATEMENT OF INCOME FOR THE FISCAL YEAR ENDED JUNE 30, 2002 PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish – See Note 15 of the individual financial statements)

(Stated in pesos)

Accounts	2002	2001
SALES		
Gross sales	1,256,377,493	1,473,602,602
Less:		
Imputed interest in sales	19,238,396	18,951,006
Discounts and taxes	62,205,376	53,991,358
NET SALES	1,174,933,721	1,400,660,238
COST OF SALES		
Inventory at beginning of fiscal year	163,563,861	173,100,080
Plus:		
Purchases and manufacturing expenses	862,656,716	1,085,903,994
Less:		
Inventory at end of fiscal year	106,342,789	163,563,861
Imputed interest on Purchases	31,705,708	26,584,040
COST SUBTOTAL	888,172,080	1,068,856,173
GROSS INCOME	286,761,641	331,804,065
Less (Plus):		
Selling expenses	235,405,804	241,671,618
Administrative expenses	31,237,775	42,804,450
Financial (Income) Loss		
- On assets	185,542,385	(15,896,813)
- On liabilities	(32,864,493)	108,040,293
Bank debits and credits tax	7,221,115	-
Other not ordinary expenses	30,634,269	-
Cooperative development fund	-	4,847,433
OPERATING LOSS	(170,415,214)	(49,662,916)
(LOSS) INCOME FROM LONG-TERM INVESTMENTS	(153,399)	1,404,627
OTHER (LOSS) INCOME, NET	(45,095,803)	17,151,128
INCOME TAX	(748,177)	(853,524)
MINORITY INTEREST	4,902,989	(172,239)
NET LOSS FOR THE YEAR	(211,509,604)	(32,132,924)

Notes 1 through 5 of Appendix II, and the individual financial statements are an integral part of the consolidated financial statements and should be read jointly therewith.

Signed for purposes of identification
with our report dated September 6, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

RICARDO ALBERTO GARRONE
Chairman of the Statutory
Audit Committee

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

MIGUEL OMAR ALTUNA
Chairman

EMILIO GERARDO WALTER
Secretary

OSCAR ANTONIO CERUTTI
Deputy General Manager

ALBERTO EDUARDO SANCHEZ
Treasurer

SANCOR COOPERATIVAS UNIDAS LIMITADA

CONSOLIDATED STATEMENT OF CASH FLOWS (1) FOR THE FISCAL YEAR ENDED JUNE 30, 2002 PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish – See Note 15 of the individual financial statements)

(Stated in pesos)

ACCOUNT	2002	2001
Cash at beginning of fiscal year	30,428,993	27,757,204
(Decrease) Increase in cash	(22,136,250)	2,671,789
Cash at end of fiscal year	8,292,743	30,428,993
REASONS FOR CHANGES IN CASH		
PROVIDED BY CASH		
Collected sales	1,224,071,126	1,446,350,277
Less/(Plus):		
Purchases and manufacturing expenses	858,227,110	933,844,905
Selling expenses	242,110,024	216,689,865
Administrative expenses	35,099,035	45,244,502
Financial expenses (2)	148,992,704	92,238,389
Bank debits and credits tax	7,221,115	-
Other expenses (income), net	37,608,415	(6,102,793)
Other not ordinary expenses	30,634,269	-
(Decrease) Increase in cash provided by operations	(135,821,546)	164,435,409
Other provided by cash		
Decrease in long-term investments	40,041,267	-
Decrease in other receivables	63,700,751	-
Decrease in deferred charges and other assets	28,194,499	-
Increase in other payables	-	43,033,194
Total cash provided	(3,885,029)	207,468,603
CASH USED FOR		
Increase for acquisition of PPE (2) (3)	14,113,320	29,566,020
Increase in long-term investments (4)	-	55,770,597
Increase in other receivables	-	29,098,491
Increase in deferred charges and other assets	-	13,303,919
Movements of Cooperatives	239,485	3,523,403
Decrease in financial payables	2,237,402	73,534,384
Decrease in other payables	1,661,014	-
Total cash used	18,251,221	204,796,814
(Decrease) Increase in cash	(22,136,250)	2,671,789

(1) CASH: Cash and investments to be settled within three months after each year-end.
(2) Net of increases in the amounts of 1,281,054 (2001) financed with trade liabilities.
(3) As of June 30, 2002, net from exchange differences capitalized in PP&E that amounts 162,121,000 (See note 2.5).
(4) Net of increases in the amount of 17,165,623, that as of June 30, 2001, had been financed out of other payables

Notes 1 through 5 of Appendix II, and the individual financial statements are an integral part of the consolidated financial statements and should be read jointly therewith.

Signed for purposes of identification
with our report dated September 6, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

RICARDO ALBERTO GARRONE
Chairman of the Statutory
Audit Committee

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

MIGUEL OMAR ALTUNA
Chairman

EMILIO GERARDO WALTER
Secretary

OSCAR ANTONIO CERUTTI
Deputy General Manager

ALBERTO EDUARDO SANCHEZ
Treasurer

SANCOR COOPERATIVAS UNIDAS LIMITADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2002

PRESENTED COMPARATIVELY WITH THOSE OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish – See Note 15 of the individual financial statements)

(Amounts stated in pesos)

1. PREPARATION BASIS

The consolidated financial statements of SanCor Coop. Unidas Limitada as of June 30, 2002 and 2001, have been prepared following the method established by Technical Resolution No. 4 of the FACPCE (Argentine Federation of Professional Councils in Economic Sciences).

Such method was applied to the entities that are directly or indirectly controlled by SanCor Cooperativas Unidas Limitada. In the Parent's financial statements, its equity interests in such entities are valued by the equity method (Technical Resolution No. 5 of the FACPCE).

Consolidation has been made on a line-by-line basis, as established in technical Resolution No. 4.

2. CONSOLIDATED ENTITIES

The consolidated entities are:

Entities	Location	Fiscal year-end	Direct equity interest	Direct and indirect equity interest
El Hornero S.C.	Sunchales (Santa Fe)	June 30	99.500%	99.500%
Coop Publicidad S.C.	Sunchales (Santa Fe)	June 30	90.000%	99.950%
Amplicampo Inversora S.A.	Sunchales (Santa Fe)	December 31	95.000%	95.000%
SanCor do Brasil S.R.L.	San Pablo (Brasil)	December 31	92.000%	99.960%
Integral Insumos S.C.	Sunchales (Santa Fe)	June 30	98.000%	99.990%
SanCor México S.R.L.	México D.F.	June 30	95.000%	99.975%
Sodecar S.A.	Buenos Aires	June 30	50.000%	77.403%
San Marco S.A.	Córdoba	June 30	-	99.505%
Nobleplus S.A.	Montevideo (Uruguay)	June 30	-	99.980%
Aproagro S.A.	Buenos Aires	June 30	-	95.000%
Sancor Dairy Corporation	Miami (USA)	June 30	100.000%	100.000%

Signed for purposes of identification
with our report dated September 6, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

In the subsidiaries whose fiscal year-end differs from that of the Parent's, Special Financial Statements were prepared as of June 30, 2002 and 2001. The subsidiary "SanCor México" L.L.C. of Variable Capital has not been consolidated as it equity is notsignificant; furthermore, it has not yet started operating.

3. VALUATION METHODS

The financial statements of subsidiaries have been prepared by similar methods to those applied by the Parent for preparing of its financial statements.

4. INTEGRAL INSUMOS S.C. – ASSIGNMENT OF RECEIVABLES

In the process of setting up financial trusts, the Cooperative has assigned receivables, which, as of June 30, 2002, amounted to 13,353,846, and in such respect has assumed joint and several liability for compliance in due time and form with agreed cash flows and other payment obligations of debtors. Such receivables fall due and payable in the next two years according to the following percentages: 63.20 % and 36.80 %, respectively.

5. NOTES TO THE FINANCIAL STATEMENTS OF SANCOR COOPERATIVAS UNIDAS LIMITADA APPLICABLE TO THE CONSOLIDATED ENTITY

Notes 1 through 3, 5 and 7 through 14 to the individual financial statements of SanCor Cooperativas Unidas Limitada are applicable to these consolidated financial statements.

Signed for purposes of identification
with our report dated September 6, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

RICARDO ALBERTO GARRONE
Chairman of the Statutory
Audit Committee

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

MIGUEL OMAR ALTUNA
Chairman

EMILIO GERARDO WALTER
Secretary

OSCAR ANTONIO CERUTTI
Deputy General Manager

ALBERTO EDUARDO SANCHEZ
Treasurer

SANCOR COOPERATIVAS UNIDAS LIMITADA

BALANCE SHEET AS OF JUNE 30, 2002 PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 15)
(Stated in pesos)

Subscribed capital	258,030,770
Paid-in capital	100,288,517
Capital to be paid in	157,742,253

	2002		2001
ASSETS			
CURRENT ASSETS			
CASH		312,584	18,232,928
INVESTMENTS			
Bank, securities and shares		956,975	4,621,721
RECEIVABLES			
Trade			
Export receivables	84,998,989		
Trade receivables	68,876,377		
Receivables in litigation	20,827,020		
Receivables in litigation secured by mortgages	9,992,888		
Less:			
Imputed interest on receivables	1,077,121		
Allowance for doubtful accounts	27,765,882	155,852,271	225,422,831
Other receivables			
Miscellaneous receivables	53,348,073		
Loans to cooperatives	1,146,664		
Less:			
Allowance for doubtful accounts	3,780,514	50,714,223	107,255,772
INVENTORIES			
Goods	83,698,083		
Production in process	1,657,415		
Warehouse	28,358,413		
Unbilled orders	6,329		
Less:			
Allowance for inventory obsolescence	1,700,000	112,020,240	161,941,636
DEFERRED CHARGES			
Expenses paid in advance		9,158,273	22,905,174
TOTAL CURRENT ASSETS		329,014,566	540,380,062

The accompanying notes 1 through 15 and exhibits A, B, C, E, F, G and H and appendices I and II are an integral part of this statement.

Signed for purposes of identification
with our report dated September 6, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

RICARDO ALBERTO GARRONE
Chairman of the Statutory
Audit Committee

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

MIGUEL OMAR ALTUNA
Chairman

EMILIO GERARDO WALTER
Secretary

OSCAR ANTONIO CERUTTI
Deputy General Manager

ALBERTO EDUARDO SANCHEZ
Treasurer

SANCOR COOPERATIVAS UNIDAS LIMITADA

BALANCE SHEET AS OF JUNE 30, 2002 PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR (CONT.)

(Translation of the Financial Statements originally issued in Spanish - See Note 15)

(Stated in pesos)

	2002		2001
NONCURRENT ASSETS			
RECEIVABLES			
Other receivables			
Miscellaneous receivables	51,190,730		
Loans to cooperatives	89,907		
Less:			
Allowance for doubtful accounts	512,806	50,767,831	99,956,320
INVENTORIES			
Warehouse		-	1,500,868
INVESTMENTS			
Shares, Bonds and Cooperative stakes		83,836,174	77,662,588
PROPERTY, PLANT AND EQUIPMENT			
Original value	1,182,618,187		
Less:			
Accumulated depreciation	511,862,707	670,755,480	549,233,594
OTHER ASSETS			
Packaging		15,165,210	20,602,791
INTANGIBLE ASSETS			
Trademarks	4,023,965		
Less:			
Accumulated amortization	2,244,814	1,779,151	1,411,840
DEFERRED CHARGES			
Expenses paid in advance		6,133,332	6,685,587
TOTAL NONCURRENT ASSETS		828,437,178	757,053,588
TOTAL ASSETS		1,157,451,744	1,297,433,650

The accompanying notes 1 through 15 and exhibits A, B, C, E, F, G and Hand appendices I and II are an integral part of this statement.

Signed for purposes of identification
with our report dated September 6, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

RICARDO ALBERTO GARRONE
Chairman of the Statutory
Audit Committee

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

MIGUEL OMAR ALTUNA
Chairman

EMILIO GERARDO WALTER
Secretary

OSCAR ANTONIO CERUTTI
Deputy General Manager

ALBERTO EDUARDO SANCHEZ
Treasurer

SANCOR COOPERATIVAS UNIDAS LIMITADA

BALANCE SHEET AS OF JUNE 30, 2002 PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR (CONT.)

(Translation of the Financial Statements originally issued in Spanish - See Note 15)

(Stated in pesos)

	2002		2001
LIABILITIES			
CURRENT LIABILITIES			
PAYABLES			
Trade			
Vendors	76,797,568		
Cooperatives	113,486,442		
Foreign vendors	13,330,073		
Imputed interest on payables	(921,355)	202,692,728	254,957,880
Financial			
Bank payable	151,443,612		
Interest payable	13,089,418		
Corporate bonds	103,246,000	267,779,030	194,029,547
Other Payables			
Miscellaneous payables	12,636,652		
Salaries and social security taxes payable	12,975,565		
Early retirement system	3,502,335		
Expenses payable	1,040,178		
Taxes payable	4,665,771		
Other liabilities related to investments	2,630,363	37,450,864	62,609,475
TOTAL CURRENT LIABILITIES		507,922,622	511,596,902
NONCURRENT LIABILITIES			
PAYABLES			
Trade			
Vendors		2,806,780	4,599,800
Financial			
Bank payable	99,427,145		
Corporate bonds	228,174,800	327,601,945	226,039,103
Other Payables			
Miscellaneous payables	9,600		
Salaries and social security taxes payable	345,459		
Early retirement system	4,557,747	4,912,806	8,581,223
ACCRUALS		8,969,146	15,484,013
TOTAL NONCURRENT LIABILITIES		344,290,677	254,704,139
TOTAL LIABILITIES		852,213,299	766,301,041

The accompanying notes 1 through 15 and exhibits A, B, C, E, F, G and H and appendices I and II are an integral part of this statement.

Signed for purposes of identification
with our report dated September 6, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the Statutory
Audit Committee

MIGUEL OMAR ALTUNA
Chairman

EMILIO GERARDO WALTER
Secretary

OSCAR ANTONIO CERUTTI
Deputy General Manager

ALBERTO EDUARDO SANCHEZ
Treasurer

SANCOR COOPERATIVAS UNIDAS LIMITADA

BALANCE SHEET AS OF JUNE 30, 2002 PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR (CONT.)

(Translation of the Financial Statements originally issued in Spanish - See Note 15)

(Stated in pesos)

		2002	2001
OWNERS' EQUITY			
COOPERATIVE CAPITAL			
Subscribed capital	258,030,770		
Associated subscribers	(157,742,253)		
	100,288,517		
Adjustment to capital	120,644,359		
Lump-sum adjustment to cooperative equity	89,245,630	310,178,506	316,946,729
RESERVES AND FUNDS			
Legal reserve	2,502,034		
Labor and employee assistance fund	2,957		
Special reserve (Art. 42, Law No. 20,337)	36,253,136		
Reserve of appraisal revaluation of PP&E	194,806,926	233,565,053	255,901,615
UNAPPROPRIATED EARNINGS			
For the year		(211,509,604)	(32,132,924)
For previous year		(26,995,510)	(9,582,811)
TOTAL EQUITY		305,238,445	531,132,609
LIABILITIES PLUS EQUITY		1,157,451,744	1,297,433,650
MEMORANDUM ACCOUNTS:			
SODECAR -Goods held on consignment		922,655	2,134,365
OTHER VENDORS-Inputs received on consignment		-	647,912
SAN MARCO – Goods received on consignment		129	-
TOTAL MEMORANDUM ACCOUNTS		922,784	2,782,277

The accompanying notes 1 through 15 and exhibits A, B, C, E, F, G and H and appendices I and II are an integral part of this statement.

Signed for purposes of identification
with our report dated September 6, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the Statutory Audit Committee

MIGUEL OMAR ALTUNA
Chairman

EMILIO GERARDO WALTER
Secretary

OSCAR ANTONIO CERUTTI
Deputy General Manager

ALBERTO EDUARDO SANCHEZ
Treasurer

SANCOR COOPERATIVAS UNIDAS LIMITADA

STATEMENT OF INCOME FOR THE FISCAL YEAR ENDED JUNE 30, 2002 PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 15)

(Stated in pesos)

	2002			2001
Accounts	Operating accounts	Transactions with unrelated parties	Total	Total
SALES				
Gross sales	1,132,670,130	6,218,387	1,138,888,517	
Less:				
Imputed interest on sales	18,866,192	100,957	18,967,149	
Discounts and taxes	52,803,170	109,428	52,912,598	
NET SALES	1,061,000,768	6,008,002	1,067,008,770	1,266,825,791
COST OF SALES				
Inventory at beginning of fiscal year	122,313,655	2,833,359	125,147,014	
Plus:				
Purchases and manufacturing expenses	790,614,648	6,329,564	796,944,212	
Less:				
Inventory at end of period	80,423,564	3,274,519	83,698,083	
Imputed interest on purchases	30,477,915	1,042,084	31,519,999	
COST SUBTOTAL	802,026,824	4,846,320	806,873,144	954,785,066
GROSS INCOME	258,973,944	1,161,682	260,135,626	312,040,725
Less (plus):				
Selling expenses	207,433,374	90,746	207,524,120	217,403,157
Administrative expenses	21,639,622	128,857	21,768,479	32,777,907
Financial (income) loss (includes the effect of devaluation)				
- On assets	131,807,643	481,113	132,288,756	(16,780,876)
- On liabilities	20,638,680	1,101,867	21,740,547	92,835,555
Tax on bank transactions	7,181,687	39,428	7,221,115	-
Other not ordinary expenses	30,467,004	167,265	30,634,269	-
Cooperative Development Fund	-	-	-	4,847,433
OPERATING LOSS	(160,194,066)	(847,594)	(161,041,660)	(19,042,451)
LOSS FROM LONG-TERM INVESTMENTS			(26,349,343)	(20,847,643)
OTHER (LOSS) INCOME - NET (Note 8)			(24,118,601)	7,757,170
NET LOSS FOR THE YEAR			(211,509,604)	(32,132,924)

The accompanying notes 1 through 15 and exhibits A, B, C, E, F, G and H and appendices I and II are an integral part of this statement.

Signed for purposes of identification
with our report dated September 6, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

RICARDO ALBERTO GARRONE
Chairman of the Statutory Audit Committee

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

MIGUEL OMAR ALTUNA
Chairman

EMILIO GERARDO WALTER
Secretary

OSCAR ANTONIO CERUTTI
Deputy General Manager

ALBERTO EDUARDO SANCHEZ
Treasurer

SANCOR COOPERATIVAS UNIDAS LIMITADA

STATEMENT OF CHANGES IN COOPERATIVE EQUITY FOR THE FISCAL YEAR ENDED JUNE 30, 2002 PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 15)

(Stated in pesos)

	Cooperative capital				
Account	Subscribed capital	Associated subscribers	Adjustment to capital	Lump-sum adjustment to Cooperative equity	Subtotal
alance at beginning of fiscal year	128,942,747	(22,798,913)	121,557,265	89,245,630	316,946,729
djustments to initial balances (note 2.10)	-	-	-	-	-
djusted balances at the beginning of fiscal year	128,942,747	(22,798,913)	121,557,265	89,245,630	316,946,729
esolution as per Members' Meeting of 09-28-01:					
Use of reserves to compensate unappropriated income	-	-	-	-	-
eimbursement of early capital contribution	-	-	-	-	-
eparture of Cooperatives	(8,050,371)	1,832,326	(551,174)	-	(6,769,219)
apital paid in by Cooperatives	-	864,065	117,645	-	981,710
ayment of capital not effected (Note 12)	-	(501,337)	(479,377)	-	(980,714)
ooperatives Movements	137,138,394	(137,138,394)	-	-	-
epreciation charge and retirements for the fiscal year	-	-	-	-	-
ocial Assistance Fund Movement	-	-	-	-	-
et loss for the fiscal year	-	-	-	-	-
alance at end of fiscal year	258,030,770	(157,742,253)	120,644,359	89,245,630	310,178,506

	Reserves and funds						
Account	Legal reserve	Labor and employee assist. Fund	Special reserve Sec. 42, Law No. 20,337	Reserve of appraisal revaluation of PPE	Unappropriated earnings	Total 2002	Total 2001
alance at beginning of fiscal year	2,502,034	5,595	45,425,336	207,968,650	(14,720,225)	558,128,119	563,543,335
djustments to initial balances (note 2.10)	-	-	-	-	(26,995,510)	(26,995,510)	(20,351,756)
djusted balances at the beginning of fiscal year	2,502,034	5,595	45,425,336	207,968,650	(41,715,735)	531,132,609	543,191,579
esolution as per Members' Meeting of 09-28-01:							
Use of reserves to compensate unappropriate income	-	-	(14,720,225)	-	14,720,225	-	-
eimbursement of early capital contribution	-	-	-	-	-	-	(3,701,266)
eparture of cooperatives	-	-	5,548,025	-	-	(1,221,194)	(3,638,259)
apital paid in by Cooperatives	-	-	-	-	-	981,710	177,863
ayment of capital not effected (Note 12)	-	-	-	-	-	(980,714)	44,657,852
oopertives Movements	-	-	-	-	-	-	-
epreciation charge and retirements for the fiscal year	-	-	-	(13,161,724)	-	(13,161,724)	(17,422,609)
ocial Assistance Fund Movement	-	(2,638)	-	-	-	(2,638)	373
et loss for the fiscal year	-	-	-	-	(211,509,604)	(211,509,604)	(32,132,924)
alance at end of fiscal year	2,502,034	2,957	36,253,136	194,806,926	(238,505,114)	305,238,445	(531,132,609)

The accompanying notes 1 through 15 and exhibits A, B, C, E, F, G and H and appendices I and II are an integral part of this statement.

Signed for purposes of identification
with our report dated September 6, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

RICARDO ALBERTO GARRONE
Chairman of the Statutory Audit Committee

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

MIGUEL OMAR ALTUNA
Chairman

EMILIO GERARDO WALTER
Secretary

OSCAR ANTONIO CERUTTI
Deputy General Manager

ALBERTO EDUARDO SANCHEZ
Treasurer

SANCOR COOPERATIVAS UNIDAS LIMITADA

STATEMENT OF CASH FLOWS (1) FOR THE FISCAL YEAR ENDED JUNE 30, 2002 PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 15)

(Stated in pesos)

ACCOUNT	2002	2001
Cash at beginning of fiscal year	22,854,649	14,649,411
Net (Decrease) Increase in cash	(21,585,090)	8,205,238
Cash at end of fiscal year	1,269,559	22,854,649
REASONS FOR CHANGES IN CASH		
PROVIDED BY CASH		
Collected sales	1,077,316,003	1,289,426,927
Less (Plus):		
Purchases and manufacturing expenses	749,945,467	856,662,624
Selling expenses	186,858,554	199,650,000
Administrative expenses	23,236,621	36,237,137
Financial expenses	150,344,115	76,149,588
Bank debits and credits tax	7,221,115	-
Other expenses, net	19,524,721	4,760,818
Other not ordinary expenses	30,634,269	-
(Decrease) Increase in cash provided by operations	(90,448,859)	115,966,760
Other provided by cash		
Decrease in deferred charges, intangible assets and other assets	19,486,750	-
Decrease in other receivables	86,362,711	5,129,667
Increase in financial payables	9,503,500	-
Total provided by cash	24,904,102	121,096,427
CASH USED FOR		
Increase for acquisition of PPE (2) (3)	11,006,060	18,201,912
Increase in deferred charges, intangible assets and other assets	-	7,746,244
Increase in other receivables	239,484	-
Increase in long-term investments (4)	10,915,393	29,958,831
Cooperatives movements	-	3,523,403
Decrease in other liabilities	24,328,255	1,738,859
Decrease in financial payables	-	51,721,940
Total cash used	46,489,192	112,891,189
Net (Decrease) Increase in cash	(21,585,090)	8,205,238

(1) Cash: Cash and investments to be settled within three months after each year-end.
(2) Net of increases in the amount of 1,281,054 (2001) financed with trade liabilities.
(3) As of June 30, 2002, net from exchange differences capitalized in PP&E that amounts 162,121,000 (See note 2.5).
(4) Net of increases in the amount of 27,145,540, that as of June 30, 2001, had been financed out of other payables.

The accompanying notes 1 through 15 and exhibits A, B, C, E, F, G and H and appendices I and II an integral part of this statement.

Signed for purposes of identification
with our report dated September 6, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

RICARDO ALBERTO GARRONE
Chairman of the Statutory
Audit Committee

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

MIGUEL OMAR ALTUNA
Chairman

EMILIO GERARDO WALTER
Secretary

OSCAR ANTONIO CERUTTI
Deputy General Manager

ALBERTO EDUARDO SANCHEZ
Treasurer

SANCOR COOPERATIVAS UNIDAS LIMITADA

NOTES TO THE FINANCIAL STATEMENTS FOR THE FISCAL YEAR

ENDED JUNE 30, 2002

PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 15)

(Amounts stated in pesos)

1. SIGNIFICANT ACCOUNTING POLICIES

1.1. Individual financial statements

The Company presents its financial statements in constant pesos, following the restatement method set by Technical Resolution No. 6 of the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), and using adjustment coefficients derived from the domestic wholesale price index (domestic WPI) of the INDEC (National Institute of Statistics and Census), in accordance with the methods provided by CNV (Argentine Securities Committee) General Resolution No. 415 and Resolution No. 615 of the INAES (Argentine Cooperatives Institute).

Under the restatement in constant pesos method mentioned above, accounting measurements were restated based on the change in the purchasing power of the Argentine peso until August 31, 1995. As from such date, considering the then prevailing economic stability conditions, as required by CNV General Resolution No. 272 and as accepted by professional accounting standards, accounting measurements were no longer restated under such method until December 31, 2001. Pursuant to CNV General Resolution No. 415, the restatement in constant pesos method has been reinstated as from January 1, 2002, and accounting measurements prior to such date are considered as stated in the currency of December 31, 2001.

2. VALUATION METHODS

2.1. Cash, receivables and payables

- In local currency: at nominal value.

- In foreign currency: the amounts were converted to the exchange rates effective as of each year-end for the execution of such transactions. The related detail is disclosed in Exhibit G. The exchange differences were allocated to income for each period.

- Federal and Provincial Bonds: they were valued at net realizable value as of June 30, 2002.

Signed for purposes of identification
with our report dated September 6, 2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

Receivables and payables included the portion of the respective financial income/expense accrued through each period-end; the respective imputed financial components have been segregated.

The Cooperative Company has procured funds to finance the activities of the subsidiary Integral Insumos S.C. As of June 30, 2002 and 2001, the Cooperative Company's receivables from this subsidiary amounted to 33,358,923 and 74,316,771, respectively, in consideration of which it has received deferred-payment checks, which the Cooperative Company's Management Board has decided to apply towards repaying the related financial payables. Until the year ended June 30, 2001, such financial payables were disclosed net of the above deferred-payment checks. As of June 30, 2002, the Cooperative changed the method used by disclosing the above receivables under other noncurrent receivables, and retroactively applied this method to the period ended June 30, 2001, presented for comparative purposes.

The Cooperative Company keeps the criterion of accumulating vacations accrued and not taken by its personnel as per the highest cost for vacation bonus, calculated pursuant to current accounting rules.

2.2. Current investments

- Savings accounts and certificates of deposit: at face value, plus interest accrued through each year-end.

- Unlisted government securities: valued at their notional value as of June 30, 2002.

2.3. Inventories

- Finished products: as of June 30, 2002, at the lower of reproduction cost and net realizable value as of such date. In the past, the Company valued its inventories at their net realizable value. The Cooperative has modified its valuation method as of June 30, 2002, retroactively to the beginning of the year. Therefore, the Cooperative has booked an adjustment to prior-year income, as mentioned in note 2.10.

- Products in process: at their replacement value.

- Warehouse: at replacement value as of each year-end.

- Unbilled orders: representing work-in-process ordered by third parties, at the cost incurred restated as mentioned in note 1.

The value of inventories, taken as a whole, does not exceed its recoverable value.

2.4. Noncurrent investments and Other Liabilities related to investments

- Interests in subsidiaries and affiliates: by the equity method calculated on the basis of financial statements as of June 30, 2002 and 2001 with an auditor's report, after eliminating unrealized intercompany profit and losses. Such amounts were restated as mentioned in note 1. The accounting methods used by subsidiaries and affiliates are similar to those of the controlling Cooperative Company.

- Interests in other cooperatives and other companies: at nominal value as of each year-end, not exceeding the value obtained by the equity method at each year-end.

Signed for purposes of identification
with our report dated September 6, 2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

- Certificates of deposits: it is related to rescheduled term deposits and de-dollarized at the ARS 1.40 to USD 1 rate, as mentioned in point b) of note 14 a), which have been acquired by the Cooperative as of June 30, 2002, to apply them to the settlement of payables to banks where such deposits have been made. They have been valued as their face de-dollarized value, as mentioned above, plus interest accrued as of June 30, 2002.

- Investment in securities to be received: On December 7, 2001, the Cooperative entered into a number of agreements with ArsCap S.A., Trustee of the financial trust "Consortium Fideicomiso Financiero" (CFF); through such agreements, the Cooperative (a) assigned the receivables from ProBenefit S.A. arising from the sale of its interest in SanCor Seguros de Retiro S.A. and Trayectoria Cía. de Seguros de Vida S.A. (b) sold a number of 2,416,000 notes issued by ProBenefit and (c) sold its equity interest in Prevención ART and Patrulla S.A. The total price agreed for these transactions amounted to about USD 8,320,000 to be settled through the transfer to the Cooperative of subordinated debt securities of the CFF financial trust.

  Later, in connection with the sale of the interest in Prevención ART, on June 26, 2002, the Cooperative: (1) acquired from the CFF financial trust the shares of Prevención ART, (2) assigned such interest to SanCor Cooperativas de Seguro Ltda. in consideration of a number of securities and other assets for the same economic value, and (3) assigned to the CFF financial trust the assets received in consideration pursuant to the transaction mentioned in (2).

  Besides, on June 27, 2002, due to the several de-dollarization and contract renegotiation measures taken by the Federal Government, mainly under Economic Emergency Law No. 25,561, mentioned in note 14 a), the parties agreed to amend the issuance terms and conditions of the securities of the CFF financial trust, thus defining the right of the Cooperative to receive 3,030,000 subordinated debt securities at a face value of 1 USD each. Also, on that same date, the Cooperative executed an agreement with Patrulla S.A., whereby it assigned 1,739,000 CFF financial trust subordinated debt securities in exchange for (a) a number of 888,943 Class "C" participation certificates of the TCAr 1 financial trust and (b) a number of 1,688,699 Class "C" participation certificates of the TCAr 2 financial trust.

  To the issuance date of these financial statements, the securities of the CFF financial trust had not yet been issued, and the CNV (Argentine Securities Commission) authorization for their public offering was still pending.

  As of June 30, 2002, the Cooperative valued its right to receive the above securities(CFF, TCAr 1 and TCAr 2) at the value agreed upon by the parties in the various agreements executed to such end, and it disclosed such balances under "Noncurrent Investments". The related breakdown is disclosed in Exhibit C.

- Other liabilities related to investments: this relates to equity interests in SanCor Dairy Corporation that as of June 30, 2002 and/or as of June 30, 2001, had negative shareholders' equity. The related breakdown is disclosed in Exhibit C. Because of this situation the Cooperative Company disclosed its equity interest under "Other current Liabilities" and assumed that it would redress such deficit. Such investment was valued by the equity method, calculated based on the financial statements certified by a Public Accountant as of June 30, 2002, and 2001, after eliminating unrealized intercompany profit and losses restated as mentioned in note 1., except for SanCor do Brasil Productos Alimenticios Ltda. and SanCor Daisy Corporation for which the Cooperative used the financial statements as of such dates, certified by an independent public accountant The accounting principles used in the subsidiaries and affiliates are similar to those used by the Cooperative Company.

Signed for purposes of identification
with our report dated September 6, 2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

2.5. Property, plant and equipment

Plots of land, buildings, machinery, enclosures and facilities, automobiles and computer hardware were subject to an appraisal revaluation carried out by independent experts as of June 30, 1990. Such amounts were restated as mentioned in note 1. The useful lives and the salvage were determined by the independent appraisers.

The increased value generated by the use of current values as of the date of the appraisal revaluation, net of writedowns on account of depreciation charges and subsequent retirements is disclosed in the "Reserve for appraisal revaluation of PP&E" account, included in Cooperative equity account.

The remaining accounts and additions subsequent to June 30, 1990, to the accounts submitted to appraisal revaluation as explained in the paragraph above, were valued at cost restated as mentioned in note 1. less the respective accumulated depreciation calculated in proportion to the months of estimated useful life at each year end.

During the fiscal year ended June 30, 2001, the Company made an appraisal revaluation of certain PP&E assets provided as guarantee of the second B series of Corporate Bonds (floating rate notes) as mentioned in note 11. The appraisal, performed by an independent expert, resulted in an increased useful life expectancy and an improved condition and maintenance factor for such assets. Based on the new information obtained, as of December 31, 2000, the Cooperative made a prospective change in the useful lives determined for each asset. In view of the above, the income (loss) charge for PP&E Depreciation decreased as compared to the same period of the previous year.

At the end of fiscal year, the Cooperative Company has capitalized 162,121,000 in PP&E, net of depreciation, as established by CPCECABA Resolution MD No. 3/2002, as mentioned in note 2.11.

The value of these assets, taken as a whole, does not exceed their recoverable value.

2.6. Intangible Assets

At incurred cost, less respective accumulated amortization restated as mentioned in note 1. The value of these assets, taken as a whole, does not exceed their recoverable value.

2.7. Deferred charges

Expenses paid in advance: at cost incurred restated as mentioned in note 1., less respective accumulated amortization calculated on the basis of the months of deferral.

2.8. Other assets

- Packaging: at the lower of the replacement cost or net realizable value as of each year-end.

2.9. Allowances and accruals

- Allowance for uncollectible accounts: this covers all receivables in litigation not backed by mortgages or other security agreements and other receivables of uncertain recoverability, on the basis of a case-by-case analysis of the portfolio. In such quantification the report from legal counsel was duly considered.

Signed for purposes of identification
with our report dated September 6, 2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

Obsolescence allowance: it was set up to reduce to probable realizable value the book value of certain inventories with slow turnover or unlikely to be used. For quantification purposes, the Cooperative's sale and/or use projections were taken into account.

- Litigation reserve: this covers adverse contingencies that could cause obligations for the Cooperative arising from situations present at each year end, with a high likelihood and quantifiable. In such quantification the report from legal counsel was duly considered.

2.10. Cooperative's equity accounts

Stated in constant pesos at each year-end, as mentioned in note 1., except in the Subscribed Capital and the Associated Subscribers accounts, which have been kept at their original value. The adjustment necessary to restate them in constant pesos is disclosed in the Adjustment to Capital and the Lump-Sum Adjustment to Cooperative equity accounts.

The Cooperative's bylaws provide that subscribed capital, together with reserves and cash, as of each year-end, should be sufficient to cover a maximum of 50% (fifty percent) of assets, as may be determined by the Board of Trustees. To such end the program of investments in PP&E and the possibilities of external financing will have to be taken into consideration.

Paying in the subscribed capital increase calculated as provided in the preceding paragraph will be mainly made by capitalization of retained earnings or crediting a percentage of the production delivered by the associated cooperatives. Such percentage is determined by the Board of Trustees up to a maximum of 5% as provided in Section 10 of the Cooperative's bylaws.

Some adjustments from prior years were recorded in the Statement of Changes in Shareholders' Equity as of June 30, 2002. Such adjustments include the effects of the accounting treatment of the early retirement program for the Cooperative's personnel in the amount of AR$ 13,536,879, the adjustments made to prior years' income in the controlled entity SanCor do Brasil L.L.C. in the amount of AR$ 5,670,700, and the recovery of the tax credit VAT in the Cooperative in the amount of AR$ 1,144,177.

As stated in note 2.3, the Cooperative valued inventories as of June 30, 2001, at net realizable value. As of June 30, 2002, the inventory valuation method was changed, inventories now being valued at the lower of reproduction or replacement cost, as the case may be, and net realizable value as of such date. The above valuation method change was made retroactively in the financial statements as of June 30, 2001, presented for comparative purposes, and a prior-year adjustment was booked in the amount of 26,995,510.

2.11. Statement of income accounts

The accounts that accumulate monetary transactions in each year (sales, purchases, selling, administration, and manufacturing expenses, etc.) were computed at nominal value and were restated as mentioned in note 1 by applying the coefficients applicable for the month of accrual accrual. Gains (losses) from holding of inventories and other productive goods were not segregated from cost as they were not significant.

Charges for consumption of nonmonetary assets have been accounted for based on the restated amounts of such assets.

The Cooperative segregated the imputed financial components accrued over each year related to receivables, payables, income and expenses to the extent that they were material.

Signed for purposes of identification
with our report dated September 6, 2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

The "Financial Income (Expense)" account includes both (a) financial income and expense in real terms and (b) the effect of general inflation on monetary assets and liabilities, segregated from that on assets and liabilities, as per the following detail:

Description	(Income) loss 2002	(Income) loss 2001
Financial and holding (income) loss from assets		
Interest and exchange differences	(4,493,933)	739,368
Imputed interest in receivables	(18,429,385)	(17,520,244)
Loss on exposure to inflation	155,212,074	-
Total from assets	132,288,756	(16,780,876)
Financial and holding (income) loss from liabilities		
Interest and exchange differences	171,426,473	67,337,615
Imputed interest in payables	30,384,499	25,497,940
Income on exposure to inflation	(180,070,425)	-
Total from liabilities	21,740,547	92,835,555

General Resolution No. 398 of the CNV allows, as an exceptional treatment, exchange differences arising as from January 6, 2002, related to liabilities in foreign currency existing as of such date to be allocated to the cost of the assets acquired or built using the related financing, provided that a series of terms and conditions are met, and that there is a direct relation between the financing and the acquisition, building or production of the assets to which exchange differences may be allocated (inventories, intangible assets and long-term investments in other companies organized in Argentina and existing as of January 6, 2002). Financing, total or partial, is to be understood as that granted by the seller of the assets, billed in foreign currency, or that obtained from financial institutions for the same purpose. Where the relation between the financing and the acquisition, building or production the above assets is not direct, such exchange differences may also be allocated, under certain conditions, to the cost of such assets.

As of year-end, the Cooperative's property, plan and equipment included accumulated exchange differences, net of depreciation, in the amount of 162,121,000, which exceeded the adjusted-for-inflation values of such assets. Exhibit G discloses liabilities in foreign currency existing as of January 6, 2002, that financed such assets and were held as of this year-end.

The "Other Extraordinary Expenses" account includes charges booked for receivables in litigation and trade receivables with a certain age whose recovery was deemed as very difficult in this year due to the significant deterioration of economic conditions mentioned in note 14. Legal counsel report was taken into account in assessing these losses.

According to the INAES current standards, the Cooperative discloses "operating accounts" and "transactions with unrelated parties" in the Statement of Income in accordance with the following criteria:

- Sales are allocated directly based on the units sold and prices in each case.
- By definition, direct costs are allocated to each product involved in each account.
- Indirect costs are prorated in accordance with various methods which, in general, are related to the sales volume of each product.

Signed for purposes of identification
with our report dated September 6, 2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

3. DEVELOPMENT OF THE CAPITAL ADJUSTMENT ACCOUNT

Balance as of June 30, 1993				22,324,111
Capitalization resolved by the General Meeting		**Increase for the fiscal year**		
Date	**Amount**	**Ended in the year**	**Amount**	
29-10-1993	(2,219,729)	-	-	(2,219,729)
30-09-1994	(276,409)	1994	276,409	-
29-09-1995	(8,708,374)	1995	8,666,905	(41,469)
27-09-1996	(536,802)	1996	536,802	-
		2002	100,581,446	100,581,446
Balance as of June 30, 2002				120,644,359

4. BREAKDOWN OF FINANCIAL INVESTMENTS, RECEIVABLES AND PAYABLES

Maturity	Financial investments	Receivables (1)	Liabilities: Financial payables (2) (5)	Liabilities: Other payables (3)
Without a maturity date	899,722	129,139,170	-	683,908
With a maturity date				
- Past due				
Up to three month	-	52,201,615	47,189,841	19,431,244
From three to six months	-	5,040,853	29,059,573	14,287,105
From six to nine months	-	1,234,914	-	12,545,043
From nine to twelve months	-	338,216	-	2,234,337
From one to two years	-	526,927	-	362,521
From two to three years	-	60,195	-	-
From three to four years	-	323,783	-	-
Over four years	-	305	-	-
Total past due	-	59,726,808	76,549,414	48,860,250

Signed for purposes of identification
with our report dated September 6, 2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

Maturity	Financial investments	Receivables (1)	Liabilities: Financial payables (2) (5)	Liabilities: Other payables (3)
- Not yet due				
Up to three months	57,253	95,304,005	86,217,102	124,343,576
From three to six months	-	1,765,683	39,960,112	40,922,921
From six to nine months	-	502,974	13,872,489	8,745,054
From nine to twelve months	-	346,896	51,179,913	17,509,238
From one to two years	-	1,258,924	242,101,945	5,011,831
From two to three years	-	660,378	85,500,000	1,604,169
From three to four years	-	193,985	-	1,103,586
Over four years	-	1,571,825	-	-
Total not yet due	57,253	101,604,670	518,831,561	199,240,375
Total with a maturity date	57,253	161,331,478	595,380,975	248,100,625
Total	956,975	290,470,648	595,380,975 (4)	248,784,533

(1) Includes current trade receivables and other current and noncurrent receivables, excluding the allowance for doubtful accounts and imputed interest in receivables.
(2) Includes bank and other financial payables.
(3) Includes total liabilities, excluding bank and other financial payables, accruals and imputed interest in payables.
(4) The weighted average variable interest rate of financial payables is 0.75% per month.
(5) The Cooperative Company has disclosed 95,000,000 and 228,174,800 as an item to fall due and payable, under the agreements originally signed, for the current and noncurrent portions of the FRN, the IFC loan and other minor loans for which certain principal installments have been defaulted, considering the success expected from the negotiations that are currently in progress with creditors to establish a new payment schedule.

5. RESTRICTED ASSETS AND GUARANTIES PROVIDED

As of each year-end, the Cooperative has assets, basically machinery, real property, inventory and trademarks, pledged or mortgaged in the book amounts of 468,141,591 and 384,713,693, securing financial liabilities in the amounts of 506,830,890 and 370,274,718, as of June 30, 2002 and 2001, respectively.

The assets furnished as collateral and their net book value as of June 30, 2002 and 2001, are as follows:

Description	Net Book Value 2002	Net Book Value 2001
Pledged machinery	232,628,762	187,365,392
Mortgaged real property	180,441,262	176,182,355
Pledged inventory	54,987,311	21,104,561
Pledged trademarks	84,256	61,385
Total	468,141,591	384,713,693

Signed for purposes of identification
with our report dated September 6, 2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

In addition, as of June 30, 2002, the Cooperative Company had provided guarantees amounting to 352,257 and had discounted at banks invoices issued to customers and letters of credit issued for foreign customers in the amount of 14,999,998 and 16,166,127, respectively. The Cooperative Company remains joint and severally liable for these obligations in the event of default on the part of issuers or debtors.

Furthermore, the Cooperative stands as surety for the USD 1,500,000 financial assistance line granted by Banco de la Nación Argentina to its affiliate, SanCor Do Brasil Productos Alimenticios Ltda. The amount of such assistance drawn down by such affiliate as of June 30, 2002, totaled USD 364,118.

6. TRANSACTIONS WITH SUBSIDIARIES AND AFFILIATES

Balances, income and transactions with subsidiaries included in Exhibit C are as follows:

Account		2002	2001
Current Assets			
Trade receivables	(1)	29,662,304	22,160,268
Other receivables	(2)	21,080,369	34,904,111
Noncurrent Assets			
Other receivables	(3)	40,689,524	84,496,206
Current liabilities			
Trade payables	(4)	(11,465,455)	(9,127,503)
Other payables	(5)	(5,066,672)	(22,749,654)
Sales of goods and services	(6)	44,069,865	49,226,839
Commissions/Bonuses – (loss) income		(252,720)	1,772,015
Administrative and Selling expenses	(7)	3,249,113	8,383,671

(1) Includes among others: "SanCor Do Brasil L.L.C." 28,221,408 and 19,709,670, "San Marco Corp." 649,430 and 943,466, "El Hornero G.P." 832,037 (2001) and "Aproagro Corp." 346,479 (2002).

(2) Includes among others: "El Hornero G.P." 12,767,056 and 25,516,594, "SanCor Do Brasil L.L.C." 5,940,329 (2001), "Amplicampo Inversora Corp." 6,865,515 and 521,522, "Tranlac Corp." 431,504 (2001), "Coop Publicidad G.P." 140,086 and 606,521 and "Arla Foods Ingredients Corp." 548,147 and 148,205, "Sancor Dairy Corp" 513,231 (2002) and "San Marco Corp" 472,050 (2001).

(3) Includes among others: "Integral Insumos G.P." 33,358,923 and 74,316,771 and "San Marco Corp." 7,330,601 and 10,179,435.

(4) Includes among others: "Sodecar Corp." 6,764,655 and 7,675,850, "San Marco Corp." 209,011 and 149,416, "Coop Publicidad G.P." 295,131 and 336,008, "Aproagro Corp." 3,872,867 and 377,333 and "Integral Insumos G.P." 323,791,(2002).

(5) Includes among others: "Arla Foods Ingredients Corp.,"603,000 and 17,165,623, "Integral Insumos G.P." 361,814 and 3,142,232, "Amplicampo Inversora Corp."2,402,795 (2002), "Patrulla G.P."481,220 (2001).

(6) Includes among others: "SanCor Do Brasil L.L.C" 43,126,108 and 47,936,226, "Integral Insumos G.P." 32,180 and 1,284,728 and "Aproagro Corp." 911,577 (2002).

(7) Includes: "Patrulla G.P."6,420,874 (2001), "Integral Insumos G.P."1,962,797 (2001) and "Aproagro Corp." 3,249,113 (2002).

Signed for purposes of identification
with our report dated September 6, 2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

7. RESTRICTION ON DISTRIBUTION OF EARNINGS FOR THE FISCAL YEAR

According to the provisions of Section 42 of Law No. 20,337, income derived from long-term investments and other income (net) plus income from transactions with unrelated parties are to be transferred to the "Special Reserve (Section 42 of Law No. 20,337)" account.

8. OTHER INCOME (LOSS) NET

The breakdown of other income (loss) net as of each year-end is as follows:

Account	Income (loss) 2002	Income (loss) 2001
Income:		
Sales of PP&E	173,572	279,885
Income from disposal of investments in other entities	507,573	14,039,993
On sale of warehouse and rejects	104,693	278,564
Income from departure of cooperatives	804,672	3,874,182
Loss:		
Severance payments	(3,861,368)	(4,073,386)
Early Retirement System	(8,308,585)	(4,765,682)
Federal and Provincial bonds impairment in Value	(5,557,895)	-
Consignments	(314,827)	(358,301)
Services for cooperatives	(251,926)	(373,250)
Others	(7,414,510)	(1,144,835)
Total other (loss) income – net	(24,118,601)	7,757,170

9. CORPORATE BONDS

On November 7,1996, the Cooperative Company issued the first series of Corporate Bonds for a nominal value of USD 50 million under the Corporate Bond Program which was created by disposition of the Ordinary Meeting of the Cooperative on September 30,1994. This principal amount of which shall be repaid in a single payment on November 7, 2001, which was effected on such date.

The Cooperative Company's Regular Meeting of Delegates held on September 24, 1999, decided to increase the maximum outstanding amount under the abovementioned Program to USD 300 million; such increase was authorized by the Buenos Aires Stock Exchange and by the CNV (Argentine National Securities Commission) by means of certificate No. 269 dated July 25, 2000. On July 2002, the Cooperative Company issued the second series of Corporate Bonds for a nominal value of USD 94.8 millions. The main characteristics of this loan are explained in Note 11.

Signed for purposes of identification
with our report dated September 6, 2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

10. LOAN GRANTED BY THE INTERNATIONAL FINANCE CORPORATION

a) On April 18, 1995, the Cooperative signed a loan agreement whereby the International Finance Corporation (IFC) granted SanCor CUL a USD70 million loan which will be earmarked for partially financing the new Investment Plan which the Cooperative has defined for the period 1995-1999.

The main characteristics of this loan are as follows:

- Line A: USD 20 million, semiannual repayment, first amortization payment in October 1997 and last amortization payment in April 2005.

- Line B: USD 30 million, semiannual repayment, first amortization payment in April 1997 and last amortization in October 2001.

- Line C: USD 20 million, one-time repayment in June 2005, with a capitalization option by the IFC in possible subsidiaries or in SanCor CUL, should the Cooperative Company decide to become a publicly held company.

The loan will be secured by collateral in a proportion of 1.5:1.0 and the procurement of certain additional insurance. Interest on the loan will be calculated on the basis of LIBOR plus a surcharge, except for Line C, which includes an additional rate so long as the abovementioned option is not exercised.

As of June 30, 2002, USD 28,75 millions was recorded in the financial payables account, including USD 3,75 millions (AR$ 14,250,000) and USD 25 millions (AR$ 95,000,000) in the current and noncurrent portions, respectively.

Furthermore, the covenants of this loan agreement bind the Cooperative Company, among other things, to maintain the loan guarantees and certain minimum liquidity and debt-to-equity ratios, and obtain prior IFC consent to carry out certain significant transactions which may change the Cooperative Company's current financial position (such as furnishing a collateral or other security, acquising and disposing of assets and granting financial loans to third parties, etc.).

In the event of default in payment or noncompliance with any of the abovementioned covenants for more than 30 days, the IFC, by prior written notice to the Cooperative Company, may, in the event that such default or noncompliance remains, enforce the acceleration clause under the loan agreement.

As mentioned in the financial statements as of December 31, 2001 and as of March 31, 2002, the Cooperative Company had not met the minimum liquidity and debt-to-equity ratios and such failure continues as of June 30, 2002. As of the date of this report such failures were not notified to the Cooperative Company.

On April 15, 2002, date upon which the tenth principal installment of line A in the amount of USD 1.25 million and the interest related to lines A and C for USD 0.85 million fell due, the Cooperative Company has submitted to the IFC a proposal for payment of interest in 4 monthly installments and requested additional time to define the payment schedule for the principal installment, once the economic plan of the Federal Government and its impact on the evolution of the situation in Argentina and in the Cooperative Company are known. Such proposal has been accepted orally by the officers of the IFC and the Cooperative Company made on April 15, 2002, May 15, 2002, June 17, 2002 and July 15, 2002, the payments of the 4 interest installments under such proposal. To the date of issuance of these financial statements, the Cooperative Company is discussing with the IFC to renegotiate the provisions of this contract based on the difficult Argentine macroeconomic scenario.

Consequently, based in the abovementioned negotiations, the Cooperative Company is still disclosing such liability as current and noncurrent according to the original conditions of the loan agreement.

Signed for purposes of identification
with our report dated September 6, 2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

b) The Cooperative was under negotiation with the IFC in order to obtain a new loan, which would allow the Cooperative to improve its indebtedness performance and features, replace certain financial payables, and redress its working capital.

Such loan is temporarily suspended due to the difficult situation in which Argentina is enmeshed.

11. FLOATING RATE NOTES

On July 27, 2000, the Cooperative Company has issued the second series of Corporate Bonds denominated "floating rate notes" for an amount of USD 94.8 million under the Cooperative's Corporate Bonds issuance program the total outstanding amount of which has been raised to USD 300 million as mentioned in note 9.

On this occasion, the issue was priced at par, the interest is calculated on the basis of the Badlar and LIBOR rates, interest payments are quarterly (14 installments) as from October 27, 2000 and principal is amortized in 13 installments: the first semiannual on January 29, 2001, and the rest quarterly thereafter.

The Cooperative Company has guaranteed this entire series with mortgages and security agreements on certain assets.

The net proceeds from the issuance of the second series of floating rate notes, Class 2 for a face value of USD 19 million, and Class 3 for a face value of USD 75.8 million, were fully applied, on July 27, 2000, to repaying a bridge loan in the amount of USD 94.8 million that had been received on January 27, 2000, form a syndicate of banks as detailed in the following table:

Bank	USD
Citibank N.A.	15,000,000
Rabobank International	15,000,000
Banco Río de la Plata S.A.	15,000,000
Banco de la Nación Argentina	15,000,000
Banca Nazionale del Lavoro S.A.	6,500,000
Banco de la Provincia de Buenos Aires	6,100,000
Banco Societé Generale S.A.	5,000,000
Vereins-Un Westbank AG	4,000,000
Banco del Suquía S.A.	3,100,000
Banco de Galicia y Buenos Aires S.A.	3,050,000
Banco Sudameris Argentina S.A.	3,050,000
Banco de la Ciudad de Buenos Aires	2,000,000
Banco General de Negocios S.A.	1,000,000
Nuevo Banco de Santa Fe S.A.	1,000,000
Proceed from the issue	94,800,000

Signed for purposes of identification
with our report dated September 6, 2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

The covenants of the issuance program for this series of Corporate bonds oblige the Cooperative Company to maintain certain minimum financial ratios that are calculated on a quarterly basis.

Failure to come into compliance with such ratios or with any other obligations established in the abovementioned program within 45 days of receiving notice from the Trustee, or from the date both the Cooperative Company and the Trustee received notice from any Holder, pointing out the noncompliance and requesting its repairment would place the Company in default and, in such case, the Trustee or any Holder of at least 25% of outstanding company securities of any kind would be entitled, subject to fulfillment of certain formalities, to declare the early maturity of all securities in the respective class.

Due to the possibility of failing to meet certain financial ratios as of September 30, 2001 and their confirmed such failure, and anticipating the contingent effects on this event of the rough macroeconomic situation that Argentina is going through, on September 17, 2001, the Cooperative notified to the trustee such noncompliance, as well as its intention to call a noteholders' meeting to request a waiver for such noncompliance and the change of the financial ratios that the Cooperative was unable to comply with.

On December 19, 2001, the Cooperative carried out the noteholders' meeting, which approved requesting a waiver regarding the noncompliance with certain financial ratios and negative covenants upon issuing the above "floating rate notes", as well as flexibilizing certain ratios and financial commitments effective as from the date of the above meeting through the yearly financial statements as of June 30, 2002.

As of December 31, 2001 and as of March 31, 2002, as mentioned in the financial statements as of such date, certain financial ratios which have been renegotiated at the holders' meeting mentioned above were not complied with partial and total, respectively. As of June 30, 2002, the Cooperative Company continues failing to comply with all financial ratios established.

On January 28 and April 10, 2002, the Cooperative, based on a payment proposal made to holders, which included a 33% reduction on the rate effective for such period (10/29/2001 through 01/28/2002), partially paid interest installments as of January 28, 2002, in the total amount of USD 2,583,000. Then, a new proposal was made for payment of interests falling due on April 29, 2002, recalculating a fixed rate instead of the Badlar rate established in the agreement, and offering to pay off such amount in four consecutive monthly installments. To the date of issuance of these financial statements, the Cooperative has paid all the amounts in accordance with the latter proposal. The holders of the so-called "floating rate notes" (FRN) have not yet formally accepted the abovementioned rescheduled payment proposals submitted by the Cooperative. Additionally, the Cooperative has booked all interest accrued after April 29, 2002, at an 8% fixed rate, representing the average interest rate applicable to US dollar transactions, in accordance with market rates and with the proposals currently being evaluated in the negotiations with the holders.

Under the program, failure to settle any amount payable for principal, interest, premiums or in any other respect related to any note is deemed cause of noncompliance, and should be redressed within a period of five working days, after which the trustee or holders of a minimum 25% of the total face value of outstanding notes of any given class are entitled, after following certain formalities, to declare the accelerated maturity of all notes of such class.

For the purposes of booking the interest accrued since October 29, 2001, to date, the Cooperative has recorded its accounts on the basis of the payment proposals submitted to holders instead of considering the guidelines agreed-upon for the FRN issuance program. The difference between the interest amount accrued and booked by the Cooperative and the amount that would have been booked in accordance with the terms set forth in the FRN prospectus amounted to approximately 37,700,000 as of June 30, 2002. Such amount was calculated on the basis of the Badlar market rate until the last date when its reference value was available in the market and based on the best estimate of its level thereafter considering the relation of this rate LIBOR over the last year. As of June 30, 2002, such amount was not booked by the Cooperative due to its expectations of success of the negotiation process with holders, and estimating that all payment proposals submitted by holders would be accepted.

Signed for purposes of identification
with our report dated September 6, 2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

In relation to the principal installments of USD 1,856,000 and USD 3,555,000, which fell due on January 28 and April 28, 2002, respectively, given the uncertainty prevailing in Argentina, the Cooperative and the holders have made an oral agreement to postpone the setting of the payment date because the present situation does not afford the conditions for establishing the related schedule.

Additionally, to the date of issuance of these financial statements, the Cooperative is working jointly with holders, legal counsel and the financial advisors retained for such purpose, in relation to the proposal to be made as to the method for paying the interest and principal installment due July 29, 2002, as a stage prior to the foreseen call to a new holders' meeting for discussing and approving new conditions for the program overall.

Consequently, the Cooperative Company continues disclosing such financial payables in the financial statements as of June 30, 2002, as current and noncurrent (to such date, debts amounted to USD 27,170,000, equivalent to ARS 103,246,000 as current and USD 60,046,000 equivalent to ARS 228,174,800 as noncurrent), under the original conditions of the FRN prospectus.

12. SUBSCRIBED CAPITAL PAY-IN

It is an accounting policy of the Cooperative Company to disclose under shareholders' equity the capital contributions not yet paid in, offsetting the "subscribed capital" account, until it has obtained objective evidence that such contribution will be paid in imminently.

Under Cooperatives Law, the shares subscribed should be paid in over a maximum 5-year term. A significant number of terms to pay in the capital subscribed expired in June 2002, and so the Cooperative took out a USD 25 million credit line from Banco de la Nación Argentina in the year ended June 30, 2001, repayable over 5 years on a monthly basis, in favor of the associate cooperatives so that the capital subscribed may be paid in. The abovementioned credit line, was subsequently de-dollarized at the exchange rate ARS1 to USD1, and its actually subject to the general interest rate for loans in ARS of the Banco de la Nación Argentina.

To secure the abovementioned loan, the Cooperative (a) withholds from associate cooperatives a percentage of payments for milk delivered, (b) set up a first floating lien on its finished products stock with a 150% security margin, and (c) became joint and several surety, and main obligor, waiving the benefit of discussion, division and previous payment request to the main debtor.

The capital paid in by primary cooperatives using the above credit line, borrowed from Banco de la Nación Argentina, amounted to ARS 22,327,584. However, certain primary cooperatives that had undertook to paid in the outstanding capital using the above credit line were not able to meet Banco de la Nación Argentina's requirements in the current fiscal year, and so such amounts are not likely to be paid in the short term. Therefore, the amounts owed by such cooperatives, which face value amounted to ARS 501,337, and which to such date were classified as "Other current receivables", were disclosed under "Associates subscribers", adjusting the "Capital Subscribed" account. The amounts corresponding to the restatement of such balance were booked against the "Adjustment to Capital" account.

13. AGREEMENT WHEREBY ASOCIACION UNION TAMBEROS COOPERATIVA LIMITADA (AUT) APPLIES TO JOIN SANCOR COOPERATIVAS UNIDAS LIMITADA.

On July 11, 2001, SanCor C.U.L. and AUT (Milkaut S.A. Shareholders) subscribed an Agreement whereby the latter applies to join the first; such integration would have effect upon the entities meeting a series of conditions, and provided this is done by October 15, 2001. Such conditions included: that SanCor C.U.L. shall hold a Regular General Meeting of Member Cooperatives with the object of considering amending its

Signed for purposes of identification
with our report dated September 6, 2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

bylaws as regards the voting rights that AUT is to be awarded and of approving the transfer of assets and liabilities from AUT to SanCor C.U.L. as the means by which the former will contribute to the latter's capital, approval by anti-trust authorities, and the execution of a framework agreement between the parties and the shareholders of Milkaut S.A.

Under the Agreement mentioned above, AUT undertook to subscribe 21,186,662 new membership quotas with a face value of AR$ 1 each that would be paid in as follows: 5% as of the date of agreement execution, 66.66% no later than October 15, 2001, having transferred AUT's assets and liabilities for amounts subject to the approval by the general members' meeting, as stated above, and the remaining 28.24% within five years of the agreement execution.

On September 28, 2001, SanCor's General Members' Meeting approved the above points. However, as some of the conditions had not been complied with by October 15, 2001, the agreement mentioned above remained in suspense. The economic scenario in Argentina since January, 2002, and the impossibility to obtain outside financing to make this project feasible subject both companies to suspend the integration process.

14. EFFECTS OF THE ARGENTINE PESO DEVALUATION AND OTHER MODIFICATIONS TO THE ECONOMIC MODEL AND PERFORMANCE OF THE COMPANY WITHIN THE CURRENT ECONOMIC CRISIS

a) Effects of the Argentine peso devaluation and other modification to the economic model.

Since early December 2001, Argentine authorities implemented a number of monetary and exchange control measures that mainly included restrictions on the free disposition of funds deposited with banks and the practical impossibility of making transfers abroad, with the exception of transfers related to foreign trade. Later, the Federal Government declared the official default on foreign debt payments and, on January 6, 2002, the Argentine Congress approved Law No. 25561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with the US dollar) approved in March 1991. The new law empowers the Federal Executive to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

The Decree N° 71/2002 of the Executive and the Communication "A" 3425 and its amendments, of the BCRA established an "official" exchange system, mainly for exports, certain imports, and financial debts, and a "freely floating" exchange market for the rest of the transactions. The "official" exchange rate was fixed at ARS 1.4 to USD 1, and the "freely floating" exchange rate as of the close of business of the first day the exchange market, which had been suspended since December 23, 2001, reopened (January 11, 2002), ranged from ARS 1.60 to ARS 1.70 to USD 1 (selling rate).

Other regulations were issued subsequently, which further amended the new regulations then in effect. The main aspects of such other regulations as of the approval date of these financial statements are summarized below:

a) consolidation, disposed by the Communication "A" 3471 of the BCRA of the exchange markets into a "free" market for settling foreign trade transactions, with prior authorization of the BCRA, and financial transactions which at the end of the fiscal year, ranges from ARS 3.70 to ARS 3.80 to USD 1, purchasing and selling rate, respectively;

Signed for purposes of identification
with our report dated September 6, 2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

b) de-dollarization of deposits in US dollars with Argentine banks at the ARS 1.40 to USD 1 rate and of all US dollar-denominated obligations assumed as of January 6, 2002, in Argentina at a ARS 1 to USD 1 rate. Deposits and debts switched into pesos will be subsequently adjusted by a "benchmark stabilization coefficient" ("CER") to be published by the BCRA and which will be applied as from the publication date of Decree No. 214/2002 (February 3, 2002), plus a minimum interest rate. For those debts maintained with financial entities, the "CER" will not be applied and it bill be applied a maximum interest rate. Both rates will be established by the BCRA. The owners of the deposits nominated in USD had a due rate the past July 16, to convert them, totally or partially, in 10 years USD bonds or 3 or 5 years ARS bonds;

c) de-dollarization of all private agreements entered into as of January 6, 2002, at the ARS 1 to USD 1 exchange rate, and subsequent adjustment thereof by the benchmark stabilization coefficient under the same conditions indicated in b);

d) de-dollarization of public services rates which were formerly agreed upon in US dollars, and subsequent renegotiation thereof on a case-by-case basis;

e) restrictions on the free disposition of funds deposited with banks prior to December 3, 2001. All deposits made in cash at banks and all transfers abroad receive after that date, have free disposition and can be withdraw in the original currency;

f) prior authorization from the BCRA, to transfer funds abroad to service the principal and interest of financial loans, with certain exceptions provided by Argentine Central Bank (BCRA) Communiqués "A" 3471 and "A" 3501, and dividends distribution, whatever the form of payment;

g) 360-day suspension of unjustified dismissals as from January 6, 2002; failure to meet this obligation will carry the penalty of having to pay twice the termination pay provided by current labor legislation;

h) two-year suspension of the bank-deposits unseizability law; and

i) declaration of a state of emergency to last until December 10, 2003, covering production and credit aspects, which implies among other issues:

    (1) the suspension, during 180 days as from February 14, 2002, of (i) all court-mandated and out-of-court foreclosures, whether for debtors in insolvency proceedings or any other private-sector debtors and mortgaged debtors, for own dwelling or buildings affected to the production activity, and (ii) precautionary measures, whether priorly standing or newly provided, involving those assets indispensable to the debtor's normal course of business;

    (2) the extension of the exclusivity period in all insolvency proceedings governed by Law No. 24,522 and initiated before February 14, 2002, for at least 90 days beyond such period's original expiration date or from the end of the last extension granted.

To the approval date of the accompanying financial statements, the Federal Government is analyzing supplementary policies.

On the other hand, and as a consequence of the changes implemented, during the fiscal year, there was an increase in the Argentine wholesale index of approximately 96% according to the information provided by the INDEC (Argentine Institute of Statistics and Census).

Due to the restrictions on the free dispositions of funds deposited with banks and to the need to obtain prior authorization by the BCRA, the Cooperative's ability to make transfers abroad to service the principal of its financial loans, has been restricted.

Signed for purposes of identification
with our report dated September 6, 2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

b) Performance within the current economic crisis.

The economic context described in a) above resulted in a recession of the Argentine economy, with significant drops in consumption and investments, unemployment growth, increase in tax deficit and the country risk premium.

This economic context has affected the Cooperative, increased the arrearage of domestic customers, decreased in sales, affected the Cooperative's cash flow and, therefore, has caused difficulties in the Cooperatives ability to settle its debts.

Therefore, the Cooperative is negotiating with its main creditors and financial institutions to extend the maturity date of the Cooperative's obligations that have increased significantly as a consequence of the Argentine peso devaluation. Additionally, the Cooperative is developing strategies to adapt its business to the new context and is considering the possibility of making strategic alliances with local and foreign companies. The Board of Trustees and the Cooperative's Management understand that implementation of a model that will increase exports, coupled with the success expected from the negotiations mentioned above to restructure the Cooperative's liabilities, will enable the Cooperative to attain the operating income to offset partially the increased financial costs arising from devaluation of the Argentine peso and will also enable the Cooperative to start to overcome the current crisis.

Taking into account the last economic events and their effects on the Cooperative and that certain event will require further economic measures and detailed regulation by the Government as to their implementation, to the approval date of the accompanying financial statements it is not possible to determine the future effects that a continued economic crisis may have on the cooperative's financial position and results of operations, and on the operations of banks, clients and vendors. The accompanying financial statements do not include any adjustment that may result from such uncertainties. The Board of Trustees and the Cooperative's Management are continuously evaluating the magnitude of the impacts that such economic measures may have on the Coopeartive's financial position and results of operations. The associated effects will be reported in the financial statements once they become known and quantifiable

15. EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are the English translation of those originally issued in Spanish.

They are presented in accordance with generally accepted accounting principles in Argentina. The effects of the differences between Argentine generally accepted accounting principles and the accounting principles generally accepted in the countries in which the accompanying financial statements may be used have not been quantified.

Accordingly, these financial statements are not intended to present financial position, results of operations and changes in financial position in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

Signed for purposes of identification
with our report dated September 6, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 Fo. 8

RICARDO ALBERTO GARRONE
Chairman of the Statutory
Audit Committee

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

MIGUEL OMAR ALTUNA
Chairman

EMILIO GERARDO WALTER
Secretary

OSCAR ANTONIO CERUTTI
Deputy General Manager

ALBERTO EDUARDO SANCHEZ
Treasurer

EXHIBIT A

SANCOR COOPERATIVAS UNIDAS LIMITADA

CHANGES IN PPE FOR THE FISCAL YEAR ENDED JUNE 30, 2002

PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 15)

(Stated in pesos)

	Original Cost plus appraisal reevaluations				
Accounts	**Balance at beginning of year**	**Increase**	**Decrease**	**Transfer**	**Balance at end of year**
Land	12,794,103	364,510	(55,443)	-	13,103,170
Buildings	299,857,569	47,225,044	(289,110)	4,369,590	351,163,093
Enclosures and facilities	27,657,317	4,959,348	(10,321)	104,639	32,710,983
Machinery and facilities	534,112,892	79,513,842	(2,981,209)	8,322,674	618,968,199
Tools in use	1,044,425	48,864	(7,997)	-	1,085,292
Furniture and fixture	15,938,593	2,671,549	(122,999)	52,329	18,539,472
Automobiles	6,364,862	1,233,224	(757,678)	46,419	6,886,827
Proprietary computer hardware	10,455,167	883,802	(1,524,678)	258,165	10,072,456
PP&E under loan for use	257,187	-	(2,623)	-	254,564
Computer hardware under loan for use	221,263	122	(7,207)	(42,187)	171,991
PP&E under capital leases	9,178,078	1,867,277	-	-	11,045,355
Automobiles under capital leases	1,564,660	-	-	(45,814)	1,518,846
Machinery Law 24,402 and Resolution No. 502/95	66,191,953	30,020,929	-	-	96,212,882
Works in progress	14,536,896	2,802,298	(2,391,511)	(13,065,815)	1,881,868
PP&E Resolution No. 502/95	17,466,938	1,536,251	-	-	19,003,189
Total 2002	1,017,641,903	173,127,060	(8,150,776)	-	1,182,618,187
Total 2001	1,015,901,589	19,482,967	(17,742,652)	-	1,017,641,904
		(C)	(A)		

(A) Includes 521,149 (2002) and 4,336,983 (2001) of Reversal of Appraisal Revaluation owing to retirements for the year.

(B) Includes 12,640,575 (2002) and 13,085,626 (2001) in Increased Depreciation Appraisal Revaluation.

(C) As of June 30, 2002, includes 162,121,000 that results from capitalizing exchange losses.

Signed for purposes of identification
with our report dated September 6, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

RICARDO ALBERTO GARRONE
Chairman of the Statutory
Audit Committee

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

MIGUEL OMAR ALTUNA
Chairman

EMILIO GERARDO WALTER
Secretary

OSCAR ANTONIO CERUTTI
Deputy General Manager

ALBERTO EDUARDO SANCHEZ
Treasurer

EXHIBIT A
(Cont.)

SANCOR COOPERATIVAS UNIDAS LIMITADA

CHANGES IN PPE FOR THE FISCAL YEAR ENDED JUNE 30, 2002

PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 15)

(Stated in pesos)

	Depreciations					
		For the year				
Accounts	Accumulated at beginning of year	Increase	Decrease	Accumulated at end of year	Net book Value 2002	Net book Value 2001
Land	-	-	-	-	13,103,170	12,794,103
Buildings	94,752,223	8,849,690	(49,340)	103,552,573	247,610,520	205,105,346
Enclosures and facilities	9,857,631	1,033,511	(6,194)	10,884,948	21,826,035	17,799,685
Machinery and facilities	304,069,483	27,011,130	(885,475)	330,195,138	288,773,061	230,043,408
Tools in use	879,860	62,065	(7,282)	934,643	150,649	164,565
Furniture and fixture	10,841,798	920,917	(73,275)	11,689,440	6,850,032	5,096,795
Automobiles	3,205,916	193,595	(710,250)	2,689,261	4,197,566	3,158,946
Proprietary computer hardware	9,028,691	741,611	(1,243,710)	8,526,592	1,545,864	1,426,476
PP&E under loan for use	51,489	23,374	(219)	74,644	179,920	205,698
Computer hardware under loan for use	216,694	9,493	(55,094)	171,093	898	4,570
PP&E under capital leases	2,953,857	778,840	-	3,732,697	7,312,658	6,224,222
Automobiles under capital leases	80,462	215,868	(4,908)	291,422	1,227,424	1,484,197
Machinery Law 24,402 and Resolution No. 502/95	27,138,582	4,806,713	-	31,945,295	64,267,587	39,053,372
Works in progress	-	-	-	-	1,881,868	14,536,896
PP&E Resolution No. 502/95	5,331,623	1,843,338	-	7,174,961	11,828,228	12,135,315
Total 2002	468,408,309	46,490,145	(3,035,747)	511,862,707	670,755,480	
Total 2001	433,360,744	46,674,464	(11,626,898)	468,408,310		549,233,594
		(B)	(A)			

Signed for purposes of identification
with our report dated September 6, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

RICARDO ALBERTO GARRONE
Chairman of the Statutory
Audit Committee

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

MIGUEL OMAR ALTUNA
Chairman

EMILIO GERARDO WALTER
Secretary

OSCAR ANTONIO CERUTTI
Deputy General Manager

ALBERTO EDUARDO SANCHEZ
Treasurer

EXHIBIT B

SANCOR COOPERATIVAS UNIDAS LIMITADA

CHANGES IN INTANGIBLE ASSETS FOR THE FISCAL YEAR

ENDED JUNE 30, 2002

PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 15)

(Stated in pesos)

	Original cost		
	Balance at beginning of year	Increase	Balance at end of year
Trademarks	3,473,634	550,331	4,023,965
Total 2002	3,473,634	550,331	4,023,965
Total 2001	2,745,778	727,856	3,473,634

	Depreciation				
	Accumulated at beginning of year	For the year		Accumulated at end of year	Net book value
		Rate	Increase		
Trademarks	2,061,794	10%	183,020	2,244,814	1,779,151
Total 2002	2,061,794	-	183,020	2,244,814	1,779,151
Total 2001	1,776,328	-	285,466	2,061,794	1,411,840

Signed for purposes of identification
with our report dated September 6, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1, Fo. 8

RICARDO ALBERTO GARRONE
Chairman of the Statutory
Audit Committee

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

MIGUEL OMAR ALTUNA
Chairman

EMILIO GERARDO WALTER
Secretary

OSCAR ANTONIO CERUTTI
Deputy General Manager

ALBERTO EDUARDO SANCHEZ
Treasurer

EXHIBIT C

SANCOR COOPERATIVAS UNIDAS LIMITADA

INVESTMENTS IN SHARES, OTHER SECURITIES AND INTERESTS IN OTHER COMPANIES AS OF JUNE 30, 2002 PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 15)
(Stated in pesos)

	2002				2001
Denomination and issuers	Class	Face value	Quantity	Book value	Book value
CURRENT INVESTMENTS					
Bank investments and certificates of deposits				841,659	28,028
Securities and shares				115,316	4,593,693
Total current investments				956,975	4,621,721
NONCURRENT INVESTMENTS					
El Hornero G.P. (1)	-	-	-	9,090,532	-
Coop. Publicidad G.P.	-	-	-	53,748	98,598
Amplicampo Inversora Corp.	A/B	1,00	412,205	11,287,207	19,620,994
Tranlac Corp. (6)	-	-	-	-	18,341
SanCor Do Brasil Productos Alimenticios L.L.C. (4)	-	-	-	-	-
Integral Insumos G.P. (1) (2)	-	-	-	-	595,662
SanCor Mexico L.L.C.	-	-	-	4,518	4,585
Sodecar Corp.	A	100,00	77,618	10,914,412	15,385,508
Arla Foods Ingredients Corp. (1)	-	1,00	13,806	38,051,752	31,740,012
SanCor Dairy Corporation	-	1,00	10,000	-	-
Prevención A.R.T. (3)	-	-	-	-	3,698,522
Patrulla Corp. (3)	-	-	-	-	427,832
Aproagro Corp. (5)	-	-	-	-	-
Nobleplus Corp. (5)	-	-	-	-	-
San Marco Corp. (5)	-	-	-	-	-
Coperatives Shares	-	-	-	2,912,339	5,785,412
Right to be Granted Securities					
Consortium financial trustee	Subordinated bond Participation	3,70	1,291,000	4,776,700	-
TCAR 1	Certificates Class C Participation	1,00	888,943	2,665,542	-
TCAR 2	Certificates Class C Participation	1,00	1,688,699	3,941,778	-
Others	-	-	-	137,646	287,122
Total noncurrent investments				83,836,174	77,662,588
OTHER LIABILITIES RELATED TO INVESTMENT					
SanCor Dairy Corporation	-	-	-	(78,869)	(236,316)
El Hornero G.P. (1)	-	-	-	-	(842,872)
Integral Insumos G.P. (1) (2)	-	-	-	(664,929)	-
Sancor Do Brasil Productos Alimenticios L.L.C. (4)	-	-	-	(1,886,565)	(4,205,858)
Total				(2,630,363)	(5,285,046)

(1) During the year ended June 30, 2002, capital contributions were made for El Hornero G.P., Integral Insumos G.P.and Arla Foods Ingredients Corp. in the amount of 1,946,415, 8,081,646 and 6,311,740, respectively.

(2) Integral Insumos G.P. assigned receivables to set up financial trusts. As of June 30, 2002, the outstanding amount of such receivables was 13,353,846. The Company remained severally and jointly liable as to the debtors' compliance with all payment obligations and hence guaranteed the cash flow. These receivables fall due over the next two years, concentrated in the following percentages: 63,2% and 36,8%, respectively.

(3) On December 7, 2001, the Cooperative sold a portion of its interest in Patrulla Corp. and Prevención A.R.T., generating income in the amount of 507,573, which was disclosed as Other Net (Expense) Income in the Income Statement.

(4) On October 24, 2001 the Cooperative remitted receivables from SanCor Do Brasil Productos Alimenticios L.L.C. in the amount of 14,742,645 in order to recover the Shareholders' Equity of such affiliate, for which the net income of the affiliate resulted in a loss of 12,221,676. Such result was booked as a Long-term investment in the Income Statement.

(5) These companies are controlled by Amplicampo Inversora Corp., Integral Insumos G.P. and EL Hornero G.P., respectively.

(6) This Company was liquidated during the present year.

Signed for purposes of identification
with our report dated September 6, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

RICARDO ALBERTO GARRONE
Chairman of the Statutory
Audit Committee

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

MIGUEL OMAR ALTUNA
Chairman

EMILIO GERARDO WALTER
Secretary

OSCAR ANTONIO CERUTTI
Deputy General Manager

ALBERTO EDUARDO SANCHEZ
Treasurer

EXHIBIT C
(Cont.)

SANCOR COOPERATIVAS UNIDAS LIMITADA

INVESTMENTS IN SHARES, OTHER SECURITIES, AND INTERESTS IN OTHER COMPANIES

AS OF JUNE 30, 2002 PRESENTED COMPARATIVELY

WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 15)

(Stated in pesos)

	Information on the issuer						
		Latest financial statements					
Denomination and Issuers	Main business	Fiscal year – end date	Capital stock	Income (loss) for the period	Share – holders' equity	Direct interest in Capital	Indirect interest in Capital
NONCURRENT INVESTMENTS							
COMPANY							
El Hornero G.P. (1)	Manufacturing and selling of food products	06-2002	310,000	8,149,964	9,136,213	99.50%	99.50%
Coop. Publicidad G.P.	Advertising agency	06-2002	1	(49,833)	59,720	90.00%	99.95%
Amplicampo Inversora Corp.	Financing services and financial activities	06-2002	433,900	(8,772,406)	11,881,271	95.00%	95.00%
Tranlac Corp. (6)	Company engaged in the transportation of goods	-	-	-	-	-	-
SanCor Do Brasil Productos Alimenticios L.L.C. (4)	Import and selling of food products	06-2002	10,957,742	2,520,969	(2,050,614)	92.00%	99.96%
Integral Insumos G.P.(1)(2)	Provision of supplies for agricultural and agro industrial activities	06-2002	440,000	(9,532,895)	(678,499)	98.00%	99.99%
SanCor Mexico L.L.C.	Manufacturing and selling of food products	12-2000	6,383	(70)	4,756	95.00%	99.98%
Sodecar Corp.	Manufacturing of cold cuts and charcuterie	06-2002	15,523,600	(8,939,104)	21,828,823	50.00%	77.40%
Arla Foods Ingredients Corp. (1)	Manufacturing and sale of cheese whey byproducts	06-2002	27,612,000	-	68,686,388	50.00%	50.00%
SanCor Dairy Corporation	Import and sale of food products	06-2002	10,000	157,447	(78,869)	100.00%	100.00%
Prevención A.R.T. (3)	Workers compensation insurance company	-	-	-	-	-	-
Patrulla Corp. (3)	Security guards, reports and investigations	-	-	-	-	-	-
Aproagro Corp. (5)	Provision of supplies for agricultural activities and IT services	06-2002	5,012,000	(2,665,895)	7,199,258	-	95.00%
Nobleplus Corp. (5)	Manufacturing and selling of food products	06-2002	374,181	31,694	62,522	-	99.98%
San Marco Corp. (5)	Manufacturing and selling of dairy products	06-2002	11,000,000	(3,695,780)	19,624,657	-	99.50%

Signed for purposes of identification
with our report dated September 6, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

RICARDO ALBERTO GARRONE
Chairman of the Statutory
Audit Committee

MIGUEL OMAR ALTUNA
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

EMILIO GERARDO WALTER
Secretary

OSCAR ANTONIO CERUTTI
Deputy General Manager

ALBERTO EDUARDO SANCHEZ
Treasurer

EXHIBIT E

SANCOR COOPERATIVAS UNIDAS LIMITADA

CHANGES IN ALLOWANCES, ACCRUALS AND RESERVES AND FUNDS
FOR THE FISCAL YEAR ENDED JUNE 30, 2002

(Translation of the Financial Statements originally issued in Spanish - See Note 15)

(Stated in pesos – See Note 1)

	2002			
Account	Balance at beginning of year	Decrease	Increase	Balance at end of year
ALLOWANCES				
For doubtful accounts	22,420,522	43,773,359	53,412,039	32,059,202
For inventory obsolescence	-	-	1,700,000	1,700,000
For impairment in value of investments	909,050	909,050	-	-
	23,329,572	44,682,409	55,112,039	33,759,202
ACCRUALS				
Accrual for litigation	15,484,012	8,961,930	2,447,064	8,969,146
	15,484,012	8,961,930	2,447,064	8,969,146
TOTAL	38,813,584	53,644,339	57,559,103	42,728,348
RESERVES AND FUNDS				
Legal reserve	2,502,034	-	-	2,502,034
Labor and employee assistance fund	5,595	2,638	-	2,957
Special reserve (Art. 42, Law No. 20,337)	45,425,336	14,720,225	5,548,025	36,253,136
Appraisal revaluation	207,968,650	13,161,724	-	194,806,926
TOTAL	255,901,615	27,884,587	5,548,025	233,565,053

Signed for purposes of identification
with our report dated September 6, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

RICARDO ALBERTO GARRONE
Chairman of the Statutory
Audit Committee

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

MIGUEL OMAR ALTUNA
Chairman

EMILIO GERARDO WALTER
Secretary

OSCAR ANTONIO CERUTTI
Deputy General Manager

ALBERTO EDUARDO SANCHEZ
Treasurer

EXHIBIT E
(Cont.)

SANCOR COOPERATIVAS UNIDAS LIMITADA

CHANGES IN ALLOWANCES, ACCRUALS AND RESERVES AND FUNDS

FOR THE FISCAL YEAR ENDED JUNE 30, 2002

(Translation of the Financial Statements originally issued in Spanish - See Note 15)

(Stated in pesos)

Account	References on decreases		References on increases
ALLOWANCES			
For doubtful accounts	Consumption Exposure of inflation	13,188,956 30,584,403	Individual recoverability analysis
For inventory obsolescence			Slow turnover items and unlikely to be used items
For impairment in value of investments	Decrease in noncurrent investments		
ACCRUALS			
Accrual for litigation	Write –off of extrajudicial agreement Exposure of inflation	1,393,285 7,568,645	Calculation on labor claims as per legal counsel reports
RESERVES AND FUNDS			
Labor and employee assistance fund	Interest on and repayment of loans granted to employees Exposure of inflation	(97) 2,735	
Special reserve (Art. 42, Law No. 20,337)	Absorption of loss for the fiscal year 00/01 Other income-net in the fiscal year 00/01	(2,191,267) (12,528,958)	Cooperatives retirements
Appraisal revaluation	Write-off and write downs due to retirements and depreciation on PP&E		

Signed for purposes of identification
with our report dated September 6, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

RICARDO ALBERTO GARRONE
Chairman of the Statutory
Audit Committee

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

MIGUEL OMAR ALTUNA
Chairman

EMILIO GERARDO WALTER
Secretary

OSCAR ANTONIO CERUTTI
Deputy General Manager

ALBERTO EDUARDO SANCHEZ
Treasurer

EXHIBIT F

SANCOR COOPERATIVAS UNIDAS LIMITADA

COST OF SALES FOR THE FISCAL YEAR ENDED JUNE 30, 2002

PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 15)

(Stated in pesos)

	2002			2001
Accounts	**Operating accounts**	**Transactions with unrelated parties**	**Total**	**Total**
Inventory of goods at beginning of fiscal year	122,313,655	2,833,359	125,147,014	149,074,820
Purchases and manufacturing expenses (Exhibit H)	790,614,648	6,329,564	796,944,212	957,197,937
Subtotal	912,928,303	9,162,923	922,091,226	1,106,272,757
Inventory of goods at end of fiscal year	80,423,564	3,274,519	83,698,083	125,147,014
Imputed interest on purchases	30,477,915	1,042,084	31,519,999	26,340,677
Cost of sales	802,026,824	4,846,320	806,873,144	954,785,066

Signed for purposes of identification
with our report dated September 6, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

RICARDO ALBERTO GARRONE
Chairman of the Statutory
Audit Committee

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

MIGUEL OMAR ALTUNA
Chairman

EMILIO GERARDO WALTER
Secretary

OSCAR ANTONIO CERUTTI
Deputy General Manager

ALBERTO EDUARDO SANCHEZ
Treasurer

EXHIBIT G

SANCOR COOPERATIVAS UNIDAS LIMITADA

ASSETS AND LIABILITIES IN FOREIGN CURRENCY AS OF JUNE 30, 2002

PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 15)

(Stated in pesos)

Accounts	2002 Foreign currency unit and amount		2002 Current exchange rate	2002 Amount recorded in pesos	2001 Foreign currency unit and amount		2001 Amount recorded in pesos
ASSETS							
CURRENT ASSETS							
Cash and Bank	104,888	USD	3.70000	388,086	39,723	USD	77,706
	1,742	BRL	1.30106	2,266	2,885	BRL	3,455
	22,000	ITL	0.00137	30	22,000	ITL	22
	900	FRF	0.53107	478	900	FRF	335
	265	DEM	1.35450	359	265	DEM	250
	7,000	ESP	0.01593	112	7,000	ESP	626
	1,062	DKK	0.33986	361	1,062	DKK	272
	140	SZL	1.72757	242	140	SZL	166
	43,330	CLP	0.00456	198	43,330	CLP	159
	315	UYU	0.20060	63	315	UYU	53
	125	GBP	4.12960	516	125	GBP	430
	53	EURO	3.87645	206	-	-	-
	-	-	-	-	85,150	BOL	233
Trade receivables	22,972,700	USD	3.70000	84,998,989	23,231,761	USD	45,445,887
Other receivables	670,435	USD	3.70000	2,480,610	1,088,540	USD	2,129,396
Total				87,872,516			47,658,990
NONCURRENT ASSETS							
Long-term investments	1,291,000	USD	3.70000	4,776,700	-	-	-
Total				4,776,700			-
LIABILITIES							
CURRENT LIABILITIES							
Vendors	4,199,095	USD	3.80000	15,956,560	2,541,812	USD	4,972,283
	205,200	FRF	0.53107	108,975	205,200	FRF	76,669
Financial debts	64,472,116	USD	3.80000	244,994,039	67,767,859	USD	132,567,240
Other payables	589,165	USD	3.80000	2,238,827	430,925	USD	842,974
Total				263,298,401			138,459,166
NONCURRENT LIABILITES							
Vendors	-	USD	-	-	2,061,638	USD	4,032,969
Financial debts	86,211,038	USD	3.80000	327,601,945	108,979,161	USD	213,184,639
Total				327,601,945			217,217,608

Signed for purposes of identification
with our report dated September 6, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

RICARDO ALBERTO GARRONE
Chairman of the Statutory
Audit Committee

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

MIGUEL OMAR ALTUNA
Chairman

EMILIO GERARDO WALTER
Secretary

OSCAR ANTONIO CERUTTI
Deputy General Manager

ALBERTO EDUARDO SANCHEZ
Treasurer

EXHIBIT H

SANCOR COOPERATIVAS UNIDAS LIMITADA

PURCHASES AND MANUFACTURING, ADMINISTRATIVE AND SELLING EXPENSES

FOR THE FISCAL YEAR ENDED JUNE 30, 2002

PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 15)

(Stated in pesos)

	2002				2001
Account	**Purchases and manufacturing expenses**	**Administrative expenses**	**Selling expenses**	**Total**	**Total**
Raw materials	456,011,739	-	-	456,011,739	545,802,226
Labor	86,210,149	10,218,328	23,099,537	119,528,014	170,770,223
Freight and transportation	23,603,201	1,443,389	48,421,466	73,468,056	98,864,782
Containers and packaging	127,628,550	-	2,896,644	130,525,194	119,550,144
Uncollectible receivables	-	-	22,777,770	22,777,770	7,604,702
Depreciation of PP&E (1)	31,505,544	486,939	1,857,087	33,849,570	33,588,838
Maintenance of PP&E	7,082,638	89,193	516,214	7,688,045	13,925,812
Fuel and electric power	17,777,240	134,397	1,102,084	19,013,721	23,675,174
Advertising, promotion and others	5,474	1,179,324	42,641,870	43,826,668	47,431,991
Taxes	9,732,143	57,577	11,281,914	21,071,634	19,618,461
Other services	2,221,462	1,861,567	4,365,885	8,448,914	7,975,188
Outsourced Services	19,299,885	1,664,797	15,464,291	36,428,973	49,060,521
Other	15,866,187	4,632,968	33,099,358	53,598,513	69,510,939
Total 2002	796,944,212	21,768,479	207,524,120	1,026,236,811	
Total 2001	957,197,937	32,777,907	217,403,157		1,207,379,001

(1) Net of the reversal of the appraisal revaluation reserve of PP&E.

Signed for purposes of identification
with our report dated September 6, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

RICARDO ALBERTO GARRONE
Chairman of the Statutory
Audit Committee

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

MIGUEL OMAR ALTUNA
Chairman

EMILIO GERARDO WALTER
Secretary

OSCAR ANTONIO CERUTTI
Deputy General Manager

ALBERTO EDUARDO SANCHEZ
Treasurer

SUMMARY OF EVENTS FOR THE FISCAL YEAR ENDED JUNE 30, 2002

(PRESENTED FOR COMPARATIVE PURPOSES WITH THE FOUR PRIOR FISCAL YEARS)

1. ACTIVITIES UNDERTAKEN BY OUR COOPERATIVE: (*)

- The output volumes recorded for this period, as it happened during the previous year, show in this period a decrease in the production of milk vis-a-vis the same period of the previous year.
- Total sales by volume dropped as compared to the prior year affected by poor domestic market operations after the Argentine macroeconomic crisis. Meanwhile, the average domestic market price showed a positive variation in the year, mainly due to the strong price recovery in the first half of 2002. The export market shows a substantial increase of the prices stated in Argentine pesos as compared to the prior year, boosted by the devaluation of such currency during the last half of the year.
- The Cooperative's results of operations turned out to be a loss mainly due to the impact of the exchange difference arisen on our financial payables after devaluation of the Argentine peso.
- Other causes for the company's net loss are: (i) booking of an allowance for doubtful accounts covering customers in arrears as a consequence of the break in the payment chain affecting Argentina, (ii) financial costs resulting from increased liabilities as a consequence of the Argentine peso devaluation, (iii) income (loss) from investments in subsidiaries and (iv) income (loss) allocated to other income (expense) arising mainly from the early retirement programs implemented to restructure the Cooperative and attain more competitive levels.
- The changes in the equity and financial structure as compared to prior period arise mainly from the effect of the Argentine peso devaluation on financial debts in US dollars.

2. BALANCE SHEET PRESENTED COMPARATIVELY (IN PESOS):

	2002	2001	2000	1999	1998
Current Assets	363,105,583	634,659,202	626,188,519	594,788,269	425,801,833
Noncurrent Assets	821,431,812	766,501,838	715,692,633	783,851,577	719,522,666
Total	1,184,537,395	1,401,161,040	1,341,881,152	1,378,639,846	1,145,324,499
Current Liabilities	521,597,819	592,473,663	421,602,791	531,235,430	294,008,891
Noncurrent Liabilities	345,949,432	260,248,425	361,844,593	262,147,757	270,996,009
Subtotal	867,547,251	852,722,088	783,447,384	793,383,187	565,004,900
Minority interest	11,751,699	17,306,344	15,242,189	14,272,827	6,524
Owners' Equity	305,238,445	531,132,608	543,191,579	570,983,832	580,313,075
Total	1,184,537,395	1,401,161,040	1,341,881,152	1,378,639,846	1,145,324,499

Signed for purposes of identification
with our report dated September 6, 2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

3. STATEMENT OF INCOME PRESENTED COMPARATIVELY (IN PESOS):

	2002	2001	2000	1999	1998
Income from recurring operations	20,118,062	48,732,624	54,273,728	54,990,755	51,542,815
Financial loss - Net	(152,677,892)	(92,143,480)	(68,526,836)	(52,493,235)	(34,472,155)
Bank debits and credits tax	(7,221,115)	-	-	-	-
Other not ordinary expenses	(30,634,269)	-	-	-	-
Cooperative Development Fund	-	(4,847,433)	(3,996,024)	(2,235,979)	(2,280,499)
Other Income (loss) - Net (1)	(45,249,202)	17,151,128	5,114,157	527,729	7,035,094
Income tax	(748,177)	(853,524)	(862,285)	(469,147)	-
Minoritary interest	4,902,989	(172,239)	(69,429)	(539,122)	2,625
Net Income (Loss)	(211,509,604)	(32,132,924)	(14,066,689)	(218,999)	21,827,880

(1) Includes income (loss) from long-term investments

4. STATISTICAL DATA (IN PHYSICAL UNITS): (*)

The figures are stated in thousands of liters of raw milk contained in products processed and sold.

	2002	2001	2000	1999	1998
Production Volume	1,447,085	1,599,244	1,816,696	1,868,728	1,564,971
Sales Volume					
Local Market	1,005,362	1,242,040	1,256,799	1,229,617	1,255,404
Exports	461,147	377,892	663,291	543,101	290,024
Total	1,466,509	1,619,932	1,920,090	1,772,718	1,545,428

5. RATIOS:

	2002	2001	2000	1999	1998
Liquidity	0.70	1.07	1.49	1.12	1.45
Debt-to-equity	2.84	1.61	1.44	1.39	0.97
Annual Operating Income	-40,79%	-5,55%	-2,40%	-0,05%	3,90%

Signed for purposes of identification
with our report dated September 6, 2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

6. OUTLOOK FOR THE COMING FISCAL YEAR: (*)

- The Argentine economy that will affect the domestic market where the company operates will condition the future performance. Variables such as the people's purchasing power, the nominal and relative exchange rate, interest rates and inflation and other affecting circumstances such as access to loans and credits, tax pressure and legal and economic regulations will also condition the Cooperative's performance. The Cooperative will adapt its strategy to the changing channels and products, focusing on strengthening brand awareness and maintaining its excellent quality standards.

- The performance of the Cooperative is highly conditioned by the Argentine economic context. In the domestic market, variables such as the population's purchasing power, the nominal and relative exchange rates, interest rates and the rate of inflation, and certain restrictions, namely access to credit, the tax burden and economic regulations and other statutory provisions, will be determinant. The Cooperative intends to continually adapt its product and channel strategy to the unstable reality, directing its supply in order to bolster the market while maintaining its excellent quality standards.

- The combination of the factors mentioned above lead us to expect sustained improvement in the Cooperative's general performance. These are conditions necessary but not sufficient to reverse the current situation in the short term, on account of the illiquidity conditions and the lack of tools to finance working capital and the prevailing recession.

- We are negotiating with the main creditors and financial institutions to extend the maturity date of the Cooperative's obligations. We understand that implementation of a model that will increase exports, coupled with the success expected from the negotiations mentioned above to restructure the company's liabilities, will enable the Cooperative to attain the operating income to offset partially the increased financial costs arising from devaluation of the Argentine peso and will also enable the Cooperative to start to overcome the current crisis.

(*) Information not covered by the auditor's report.

Signed for purposes of identification
with our report dated September 6, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the Statutory
Audit Committee

MIGUEL OMAR ALTUNA
Chairman

EMILIO GERARDO WALTER
Secretary

OSCAR ANTONIO CERUTTI
Deputy General Manager

ALBERTO EDUARDO SANCHEZ
Treasurer

SANCOR COOPERATIVAS UNIDAS LIMITADA

RATIFICATION OF LITHOGRAPHED SIGNATURES

FINANCIAL STATEMENTS AS OF JUNE 30, 2002

PRESENTED FOR COMPARATIVE PURPOSES WITH THE PRIOR YEAR

"We hereby ratify our signatures appearing in printed from on the preceding sheets from page 1 to 46".

Signed for purposes of identification
with our report dated September 6, 2002
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103